  Exhibit 99.1

Auryn resources inc. ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019 DATED AS OF MARCH 19, 2020 600 – 1199 WEST HASTINGS STREET VANCOUVER, BRITISH COLUMBIA V6E 3T5

TABLE OF CONTENTS

PRELIMINARY NOTES	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
MATERIAL RISKS AND ASSUMPTIONS:	5
RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS	6
CORPORATE STRUCTURE	8
NAME, ADDRESS AND INCORPORATION	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
THREE YEAR HISTORY	9
BUSINESS DESCRIPTION	12
GENERAL	12
RISK FACTORS	13
COMMITTEE BAY PROJECT	20
AMENDED AND RESTATED TECHNICAL REPORT	20
PROJECT DESCRIPTION AND LOCATION	21
LAND TENURE	21
ACCESSIBILITY	21
CLIMATE	22
LOCAL RESOURCES	22
EXISTING INFRASTRUCTURE	22
HISTORY	22
PAST PRODUCTION	23
GEOLOGY AND MINERALIZATION	23
EXPLORATION STATUS	24
COMMITTEE BAY ROTARY AIR BLAST (“RAB”) DRILLING QA/QC DISCLOSURE	25
COMMITTEE BAY DIAMOND DRILLING QA/QC DISCLOSURE	25
MINERAL RESOURCES	26
MINERAL RESERVES	26
ADJACENT PROPERTIES	26
CONCLUSIONS	26
RECOMMENDATIONS	27
HOMESTAKE RIDGE PROJECT	29
TECHNICAL REPORT	29
PROJECT DESCRIPTION AND LOCATION	29
LAND TENURE	29
ACCESSIBILITY	30
CLIMATE	30
LOCAL RESOURCES	30
EXISTING INFRASTRUCTURE	30
HISTORY	30
PAST PRODUCTION	32
GEOLOGY AND MINERALIZATION	32
EXPLORATION STATUS	33
HOMESTAKE RIDGE DRILLING QA/QC DISCLOSURE	33
MINERAL RESOURCES	34
MINERAL RESERVES	34
ADJACENT PROPERTIES	34
CONCLUSIONS	35
RECOMMENDATIONS	35
PERUVIAN EXPLORATION PORTFOLIO – SOMBRERO PROJECT	37
TECHNICAL REPORT	37
PROJECT DESCRIPTION, LOCATION AND MINERAL TENURE	37
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	40
HISTORICAL EXPLORATION COMPLETED BY PREVIOUS COMPANIES	40

GEOLOGICAL SETTING	41
MINERALIZATION	41
EXPLORATION	42
SAMPLE PREPARATION, ANALYSES AND SECURITY	43
SOIL SAMPLING	43
ROCK (GRAB) SAMPLING	44
TRENCH SAMPLING	44
DATA VERIFICATION	44
NON-ANALYTICAL DATA VERIFICATION	44
ANALYTICAL DATA VERIFICATION	44
QUALITY ASSURANCE AND QUALITY CONTROL	44
MINERAL PROCESSING AND METALLURGICAL TESTING	45
MINERAL RESOURCE ESTIMATES	45
ADJACENT PROPERTIES	45
CONCLUSION AND RECOMMENDATIONS	45
PERUVIAN EXPLORATION PORTFOLIO – HUILACOLLO PROPERTY	46
PROJECT DESCRIPTION, LOCATION AND MINERAL TENURE	46
EXPLORATION	47
ADJACENT PROPERTIES	48
PERUVIAN EXPLORATION PORTFOLIO – CURIBAYA PROJECT	48
PROJECT DESCRIPTION, LOCATION AND MINERAL TENURE	48
EXPLORATION	49
PERUVIAN EXPLORATION PORTFOLIO - BAÑOS DEL INDIO	49
PROJECT DESCRIPTION, LOCATION AND MINERAL TENURE	49
DESCRIPTION OF CAPITAL STRUCTURE	50
COMMON SHARES	50
PREFERRED SHARES	50
STOCK OPTIONS	50
COMMON SHARE PURCHASE WARRANTS	51
MARKET FOR SECURITIES	51
TRADING PRICE AND VOLUME	51
PRIOR SALES	51
DIRECTORS AND EXECUTIVE OFFICERS	52
NAME, OCCUPATION AND SECURITY HOLDING	52
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	55
CONFLICTS OF INTEREST	56
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	56
TRANSFER AGENT AND REGISTRAR	57
AUDITOR	57
MATERIAL CONTRACTS	57
INTERESTS OF EXPERTS	57
AMENDED AND RESTATED COMMITTEE BAY TECHNICAL REPORT	57
AMENDED AND RESTATED HOMESTAKE RIDGE TECHNICAL REPORT	57
SOMBRERO TECHNICAL REPORT	57
INDEPENDENT AUDITOR	58
AUDIT COMMITTEE INFORMATION	58
AUDIT COMMITTEE CHARTER	58
COMPOSITION OF THE AUDIT COMMITTEE	58
RELEVANT EDUCATION AND EXPERIENCE	58
PRE-APPROVAL POLICIES AND PROCEDURES	59
EXTERNAL AUDITOR SERVICE FEES	59
ADDITIONAL INFORMATION	60

TABLES

TABLE 1	Proposed Budget – Phase 1 (Committee Bay Project)	28

TABLE 2	Proposed Budget – Phase 2 (Committee Bay Project)	28

TABLE 3	Mineral Resource Statement as at Sept. 1, 2017 (Homestake Ridge Project)	34

TABLE 4	Proposed Budget – Phase 1 (Homestake Ridge Project)	36

TABLE 5	Proposed Budget – Phase 2 (Homestake Ridge Project)	37

TABLE 6	Sombrero Property Mineral Concessions Summary	39

TABLE 7	Estimated Expenditure Requirements for Recommended Exploration Work	46

TABLE 8	Huilacollo Option Expenditures and Cash Payments	48

TABLE 9	Outstanding Stock Options	51

TABLE 10	Trading Price and Volume on TSX	52

TABLE 11	Directors and Executive Officers	53

TABLE 12	Audit Fees	59

FIGURES

FIGURE 1	Consolidated Organizational Chart	9

FIGURE 2	Sombrero Property Mining Concessions	39

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”) Auryn Resources Inc. is referred to as the “Company” or “Auryn”. All information in this AIF is as at March 19, 2020, unless otherwise indicated.

All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Common shares of the Company are referred to as “Common Shares”, the “Shares” or “Auryn Shares”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Auryn cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on the behalf of the Company. Such statements may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information involves statements that are not based on historical information but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Auryn’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on the Company’s behalf. Although Auryn has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on Auryn’s forward-looking information. Examples of such forward-looking information within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases (including negative and grammatical variations) or statements that certain actions, events or results “may”, “could”, “might” or “occur”. Forward-looking information is made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies, achieving the Company’s business objectives, the Company’s ability to raise sufficient funds from equity financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

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the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);

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the realization of Mineral Reserve estimates;

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risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

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risks related to the Company’s history of losses, which may continue in the future;

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risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

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risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

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uncertainty and volatility related to stock market prices and conditions;

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further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

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risks relating to our exploration operations In Peru;

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dependence on general economic, market or business conditions;

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changes in business strategies;

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environmental risks and remediation measures

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changes in laws and regulations; and

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other factors described under the heading “Risk Factors” in this AIF.

Material Risks and Assumptions:

The forward-looking information in this AIF reflects our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking information contained in this AIF and documents incorporated by reference, and we have made assumptions based on or related to many of these factors.

Such factors include, without limitation:

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fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity)

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restrictions on mining in the jurisdictions in which we operate;

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laws and regulations governing our operation, exploration and development activities;

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our ability to obtain or renew the licenses and permits necessary for the operation and expansion of our existing operations and for the development, construction and commencement of new operations;

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risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

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inherent risks associated with tailings facilities and heap leach operations, including failure or leakages;

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the speculative nature of mineral exploration and development;

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the inability to determine, with certainty, production and cost estimates;

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inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies);

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environmental regulations and legislation;

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the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

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risks relating to our exploration operations in Peru;

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fluctuations in currency markets (such as the Peruvian nuevo sol versus the Canadian dollar);

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the volatility of the metals markets, and its potential to impact our ability to meet our financial obligations;

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our ability to recruit and retain qualified personnel;

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employee relations;

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disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings;

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our ability to complete and successfully integrate acquisitions;

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increased competition in the mining industry for properties and equipment;

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limited supply of materials and supply chain disruptions;

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relations with and claims by indigenous populations;

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relations with and claims by local communities and non-governmental organizations;

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the effectiveness of our internal control over financial reporting;

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claims and legal proceedings arising in the ordinary course of business activities; and

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those factors identified under the caption “Risk Factors” in this AIF and the documents incorporated by reference herein, if any.

You should not attribute undue certainty to forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as described. We do not intend to update forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such information, other than as required by applicable law.

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and ore "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as Mineral Reserves. These classifications can be more particularly described as follows:

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or
Feasibility Study.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

Auryn was incorporated under the name “Georgetown Capital Corp.” under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”). Auryn completed a qualifying transaction with Full Metal Minerals USA Inc. in February 2011. On October 15, 2013, the Company changed its name to “Auryn Resources Inc.” Auryn’s registered and records office is located at Suite 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. Auryn’s head office is located at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. Auryn is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

Effective October 31, 2016, the Company’s Common Shares ceased trading on the TSXV, and effective November 1, 2016, the Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AUG”. As a result, the Company ceased to be a “venture issuer” as defined under National Instrument 51-102 Continuous Disclosure Requirements on November 1, 2016.

Effective July 17, 2017, the Common Shares commenced trading on the NYSE American under the US symbol “AUG”.

Inter-corporate Relationships

Auryn has the following wholly-owned subsidiaries:

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero MInerales”)	Peru	USD	100%
Magma Minerals S.A.C. (“Magma”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

Notes:

(i)
The Company holds its 100% interest in Corisur through an option agreement with a private Peruvian individual. This option can be exercised upon Corisur receiving the required authorization from the Peruvian government to allow foreign ownership within the special economic border zone.
(ii)
The Magma entity was incorporated on January 31, 2020. The Company is currently in the process of transferring the concessions that make up the Curibaya Project (as hereinafter defined) from Corisur into Magma.

Intercompany relationships are described as follows:

Figure 1 – Consolidated Organizational Chart

Note: See each Project Section contained within the Description of Business for complete details with respect to each project’s ownership.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2017 Equity Offering

On January 24, 2017, the Company closed a brokered private placement offering for gross proceeds of $41,172 (the “2017 Offering”). Under the terms of the 2017 Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 Common Shares at a price of $3.67 per Common Share. Offering costs related to the 2017 Offering totalled $2,261, which included $2,022 in commissions, and $239 in other offering costs. The gross proceeds from the 2017 Offering were also offset by $6,151, an amount related to the flow-through share premium liability. A reconciliation of the impact of the 2017 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per Common Share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash offering costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

2018 Equity Offerings

On March 23, 2018 the Company closed a bought deal short form prospectus financing (the “March 2018 Offering”) by issuing a total of 6,015,385 Common Shares at a price of US$1.30 per Common Share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. Concurrently with the March 2018 Offering, the Company completed a private placement of 1,091,826 flow-through common shares at the price of US$1.82 per share for gross proceeds of US$2,000, which proceeds were used exclusively for exploration on the Company’s Committee Bay Project (as hereinafter defined).

Offering costs related to the March 2018 Offering totalled $1,340, which included $756 in commissions, and $584 in other offering costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per Common Share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share offering costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

On August 16, 2018 the Company completed a non-brokered private placement (the “August 2018 Offering”) of flow-through shares for gross proceeds of $7,331.  The proceeds from the August 2018 Offering were used exclusively for exploration on the Company’s Committee Bay, Gibson MacQuoid and Homestake Ridge projects.

Offering costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Nunavut flow-through shares issued at $1.60 per Common Share	2,084,375	$3,335
Nunavut charity flow-through shares issued at $1.75 per share	1,215,000	2,126
BC charity flow-through shares issued at $1.87 per share	1,000,000	1,870
Share offering costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

2019 Equity Offerings

On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 Common Shares priced at $1.60 per Common Share (the “March 2019 Offering”).

Offering costs related to the March 2019 Offering totaled $186, which included $110 in commissions, and $76 in other issuance costs. A reconciliation of the impact of the March 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	3,284,375	$5,255
Cash share issue costs	-	(186)
Proceeds net of share issue costs	3,284,375	$5,069

On July 11, 2019, the Company completed a non-brokered flow-through private placement (the “July 2019 Flow-Through Offering”). The placement consisted of 633,334 flow-through common shares priced at $3.00 per flow-through share for gross proceeds of $1,900 which were to be used exclusively for exploration on the Committee Bay Project.

Offering costs related to the July 2019 Flow-Through Offering totaled $44. No commissions were paid. A reconciliation of the impact of the July 2019 Flow-Through Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $3.00 per share	633,334	$1,900
Cash share issue costs	-	(44)
Proceeds net of share issue costs	633,334	1,856
Flow-through share premium liability	-	(557)
	633,334	$1,299

2019 Bridge Loan

On September 12, 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for up to $6,000 with a private lender (the “Lender”). The Bridge Loan consists of two tranches of $3,000, with the first having been received and the second being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement; however, the Bridge Loan can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 500,000 common share purchase warrants to the Lender. Each warrant is exercisable into one Common Share at a price of $2.00 per Common Share between September 12, 2020 and September 12, 2022.

Total
Loan advance received	$3,000
Transaction costs	(21)
Net proceeds from loan	$2,979

The following table reflects the proceeds from the Bridge Loan, net of transaction costs of $21:

2020 Equity Offerings

In February 2020, the Company closed a non-brokered private placement for gross proceeds of $15,000 which was closed in two tranches and consisted of 9,375,000 Common Shares priced at $1.60 per Common Share (the “2020 Offering”).

The Company intends to use the net proceeds from the 2020 Offering to fund continued surface exploration at its Sombrero Project and Curibaya Project located in southern Peru and for general working capital.

A total of $59 was paid in commissions for the 2020 Offering.

Concurrent with the closing of the first tranche of the 2020 Offering, on February 6, 2020, the Company amended the Bridge Loan to provide for mutual conversion rights to the Lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the loan amendment, the Lender has the right to convert the $3,000 of principal that had been advanced to-date, and $123.334 of interest that had accrued to-date, into Common Shares at the price of $1.60 per Common Share, while the Company has the right to require conversion if the Common Shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the Bridge Loan’s maturity date.

Peru Portfolio

Since 2016, Auryn has acquired the rights, through a series of transactions and staking efforts, to a portfolio of mineral projects located in Southern Peru. These projects include the Sombrero Project (as hereinafter defined), the Huilacollo Property (as hereinafter defined) and the Curibaya Project.

See the Peru Exploration Portfolio sections for further details on the properties and their acquisitions.

Gibson MacQuoid Project

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. In 2019, the Company staked 36 additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The project currently comprises 66 mineral claims, which are located between the Meliadine deposit and Meadowbank mine, covering approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

BUSINESS DESCRIPTION

General

Auryn is a technically-driven, junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project located in Nunavut (the “Committee Bay Project”) and the Sombrero copper-gold project located in Ayacucho province of Southwestern Peru (the “Sombrero Project”).

Auryn’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

In addition to the Company’s two flagship projects, Auryn’s other primary mineral projects include the Homestake Ridge project located within the Iskut-Stewart-Kitsault belt in northwestern British Columbia the (“Homestake Ridge Project”), the Curibaya project located in southern Peru within a mineral trend that hosts some of Peru’s largest porphyry deposits (“Curibaya Project”) and the Huilacollo Property.

Since 2016, the Company has been actively exploring its Canadian mineral projects with the goal of identifying new areas of significant mineralization. As discussed in Committee Bay and Homestake Ridge sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects continued perspectivity. The Company expects to continue its exploration on these projects in accordance with the plans discussed in the Company’s MD&A for the year ended December 31, 2019.

In Peru, the Company’s operations have focused on early stage projects where mineral resources have yet to be defined. In 2019, the majority of this work related to the surface exploration of the Sombrero Project and the Curibaya Project, since acquiring the adjacent Sambalay and Salvador concessions in August 2019. Both projects are discussed in detail in the section below.

As at December 31, 2019, the Company had approximately 20 full-time employees at its office in Vancouver, British Columbia, Canada, which included fulltime employees seconded from Universal Mineral Services Ltd.

The Company has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets.

Risk Factors

An investment in securities of Auryn involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Auryn considers the following risks to be most significant for potential investors in Auryn, but such risks do not necessarily comprise all those associated with an investment in Auryn. Additional risks and uncertainties not currently known to management of Auryn may also have an adverse effect on Auryn’s business. If any of these risks actually occur, Auryn’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Auryn’s business.

Coronavirus (COVID-19)

The current outbreak of novel COVID-19 and any future emergence and spread of similar pathogens could  have  an  adverse  impact  on  global  economic  conditions  which  may  adversely  impact  the Company’s operations, and the operations of its suppliers, contractors and service providers and the ability to obtain financing.

Global demand decline may result, which may impact the price of gold and other commodities with the result that Auryn may experience difficulty in achieving further equity financing or other forms of financing necessary to advance its projects. Travel bans may also adversely impact the Company’s operations and the ability of  the  Company  to  advance  its  projects.  Delays in travel plans and prohibitions by governments, including the Government of Peru on mining and mining related activities may result in the Company being required to defer its continued exploration plans for its properties, with the result that the Company’s ability to assess the resource potential and potential economic viability of its mining properties may be delayed. Sub-contractors may not be available to carry out the company’s planned exploration activities, including its 2020 programs.  Even if available, they may not be able to access the Company’s mineral properties due to restrictions on travel and around carrying on commercial activity.  In addition, costs may be greater than anticipated due to health and safety precautions required to comply with regulations and ensure health of their employees. In  addition,  should  any  employees  or consultants of the Company become infected with Coronavirus or similar pathogens, it could have a material negative impact on the Company’s operations and prospects.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of Auryn to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors. Auryn’s current projects are primarily exposed to gold and copper prices but are also exposed to a lesser extent to silver and lead prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Auryn cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from Auryn’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Exploration Stage Operations

The Company’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

The mineral exploration business is very speculative. All of the Company’s properties are at an early stage of exploration. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial or any quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as gold prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Calculation of Reserves, Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties. To date, the Company has not established mineral reserves on any of its mineral properties.

Additional Funding Requirements

As Auryn’s business is in the exploration stage and as Auryn does not carry on production activities, it will require additional financing to continue its operations. Its ability to secure additional financing and fund ongoing exploration is affected by the strength of the economy and other general economic factors. There can be no assurance that Auryn will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

Specialized Skill and Knowledge

Various aspects of Auryn’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. Auryn’s management team and board of directors provide much of the specialized skill and knowledge. Auryn also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by Auryn in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Auryn competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. Auryn is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by Auryn.

Environmental Protection

Auryn’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon Auryn’s current operations, capital expenditures, earnings or competitive position.

Property Commitments

Auryn’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Auryn to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Political, Economic and Social Risks and Uncertainties

Auryn’s operations at the Committee Bay Project are located in Nunavut and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties. Risks and uncertainties of operating in Nunavut vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather.

Auryn’s Huilacollo Property in Peru is located within a special economic zone situated within 50km of the Peruvian border. Regardless of Peru’s progress in recent decades in restructuring its political institutions and revitalizing its economy, the country has a history of political and economic instability under both democratically elected and dictatorial governments, particularly through the 1980’s. The Company believes that the current conditions in Peru are stable and conducive to conducting business, however, the Company’s current and future mineral exploration, development and mining activities could be impacted by adverse political, social or economic developments. Adverse developments could include: widespread civil unrest and rebellion; the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, environmental compliance or worker safety; or the expropriation of property.

Environmental Regulatory Risks

Auryn’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Auryn’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Climate Change

Auryn acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect the Company’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

Auryn makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. The Company’s operations in Nunavut are particularly impacted by extreme weather due to their remoteness.

Changes in Government Regulation

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Auryn’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Auryn.

Auryn may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Properties May be Subject to Defects in Title

Auryn has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Auryn’s detriment. There can also be no assurance that Auryn’s rights will not be challenged or impugned by third parties.

Some Auryn’ mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Auryn mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Auryn has not determined which, if any, of the Auryn mineral claims is junior to a mineral claim held by a third party.

Although Auryn is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Auryn’s senior officers are critical to its success. In the event of the departure of a senior officer, Auryn believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Auryn grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As Auryn’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Auryn is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Auryn.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Auryn may become subject could have a material adverse effect on Auryn’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Auryn’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Auryn has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Auryn may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Auryn may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Auryn may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Auryn is not currently covered by any form of environmental liability insurance. See “Risk Factor - Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Auryn and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Auryn is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Auryn, personal injury or death, environmental damage or, regarding the exploration activities of Auryn, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to Auryn. If Auryn is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Auryn’s activities are subject will be available at all or at commercially reasonable premiums. Auryn is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Auryn’s future cash flows, earnings, results of operations and financial condition.

Limited Business History and No History of Earnings

Auryn has only recently commenced operations and has no history of operating earnings. The likelihood of success of Auryn must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Auryn has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Auryn will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

In addition, Auryn’s activities are focused primarily on the Committee Bay Project. Any adverse changes or developments affecting this project would have a material and adverse effect on Auryn’s business, financial condition, results of operations and prospects.

Claims by Investors Outside of Canada

Auryn is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of Auryn’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Auryn’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Auryn.

Changes in the Market Price of Common Shares may be Unrelated to Auryn’s Results of Operations and could have an Adverse Impact on Auryn

The Auryn Shares are listed on the TSX. The price of Auryn Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Auryn’s performance that may have an effect on the price of Auryn Shares and may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Auryn include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in Auryn’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of Auryn Shares and a substantial decline in the price of the Auryn Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Auryn Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Auryn may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur.

Future Sales May Affect the Market Price of the Auryn Shares

In order to finance future operations, Auryn may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Auryn cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Auryn’s securities will have on the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares have been paid by Auryn to date. Payment of any future dividends, if any, will be at the discretion of the Auryn Board of directors (the “Board”) after taking into account many factors, including Auryn's operating results, financial condition, and current and anticipated cash needs.

No History of Earnings

The Company has no history of earnings and there is no assurance that its mineral properties will generate earnings, operate profitably or provide a return on investment in the near future. The Company has not paid dividends in the past and has no plans to pay dividends for the foreseeable future, if ever. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

The Success of the Company Depends on its Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Auryn respects and engages meaningfully with Indigenous and local communities at all of its operations. Auryn is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Risk of Foreign Operations

In Peru, the jurisdiction in which Auryn has mineral properties, such mineral properties are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In addition, in the event of a dispute arising from foreign operations, Auryn may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. Alturas also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Auryn to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on Auryn’s operations.

Peru is the world’s largest producer of silver, second largest producer of copper, third of zinc, fourth of lead and the sixth largest producer of gold. It also has the largest reserves of silver and the third largest copper and zinc reserves in the world. In 2017, mining provided a significant portion of Peru’s export revenues. Peru has enjoyed improvements in its GDP over the past decade, in a macroeconomic context of low inflation and declining poverty levels.  On the downside, the economy is most vulnerable in the short term to a global growth shock that permeates through lower commodity prices.

COMMITTEE BAY PROJECT

Amended and Restated Technical Report

On June 16, 2017, the Company filed a technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” with an effective date of May 31, 2017 with respect to its Committee Bay project (the “Original 2017 Committee Bay Technical Report”). On November 3, 2017, the Company filed an amended and restated technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated October 23, 2017 with an effective date of May 31, 2017 with respect to its Committee Bay project (the “Amended 2017 Committee Bay Technical Report”). The Amended 2017 Committee Bay Technical Report amended the Original 2017 Committee Bay Technical Report to remove an incorrect reference to the previous 2013 mineral resource estimate being current and to confirm that the current mineral resource estimate in the Amended 2017 Committee Bay Technical Report, which is effective May 31, 2017, reflected updated metal price, exchange rate and operating cost assumptions.

The following information on the Committee Bay Project is a summary of both the Amended 2017 Committee Bay Technical Report and the Company’s exploration completed in the 2017 and 2018 exploration seasons since the report’s publication. The summary of the Amended 2017 Committee Bay Technical Report is qualified by reference to the Amended 2017 Committee Bay Technical Report in its entirety. Readers are encouraged to review the Amended 2017 Committee Bay Technical Report which is filed on SEDAR under the Company’s profile at www.sedar.com.

Project Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Committee Bay Project is only accessible by air, either from Rankin Inlet or Yellowknife, Northwest Territories. The Committee Bay Project is centered at approximately 7,400,000m N and 570,000m E (NAD 83, Zone 15N) in 1:250,000 scale map sheets 56J (Walker Lake), 56K (Laughland Lake), 56O (Arrowsmith River) and 56P (Ellice Hills).

Land Tenure

As of the effective date of the Amended 2017 Committee Bay Technical Report, the Committee Bay Project consists of three non-contiguous blocks totalling 44 crown leases, 274 claims and one sub-surface exploration agreement covering IOL totalling approximately 427,978 ha. Auryn reports that the leases, claims and the sub-surface exploration agreement are in good standing. Applications are pending for an additional 13 leases totalling approximately 13,714.5 ha.

On March 20, 2015, Auryn announced that it had entered into a definitive joint venture agreement with North Country whereby it could earn a 51% interest in North Country’s Committee Bay Project by incurring $6 million in expenditures over a 30 month period. Of that amount, $500 was a firm commitment to be spent within 12 months. Auryn also agreed to buy 10 million of North Country shares at a price of $0.05 each as part of a non-brokered private placement.
On June 30, 2015, Auryn announced that it had entered into a letter agreement with North Country whereby it would acquire all the North Country shares that it did not already own in exchange for 13.8 million Common Shares of Auryn valued at approximately $20.4 million. The Auryn Shares issued as part of the agreement constituted approximately 30.7% of Auryn’s outstanding Common Shares. On September 25, 2015, Auryn announced that it had completed the acquisition and that North Country had become a subsidiary of Auryn.

Since the release of the Amended 2017 Committee Bay Technical Report, the Company has reduced its land position based on its evolving area of interest based on sound exploration efforts and as of the date of this AIF has 57 crown leases and 187 mineral claims, comprising approximately 280,000 hectares.

Accessibility

The Committee Bay Project is located 430 km northwest of Rankin Inlet, Nunavut. Access to Rankin Inlet is achieved via regularly scheduled commercial flights (Canadian North and/or First Air) from Yellowknife, Northwest Territories; Winnipeg, Manitoba; and Ottawa, Ontario. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Baker Lake, Naujaat (Repulse Bay), Gjoa Haven, Taloyoak, and Kugaaruk (Pelly Bay) are accessible by scheduled commercial flights.

At the Three Bluffs camp site, Hayes Camp, an esker airstrip is accessible by Twin Otter fixed-wing aircraft on oversized tires from June through early September. Parts of the Hayes River area are accessible to float-equipped fixed-wing aircraft by late June. Fixed-wing and helicopter charters may be arranged either from Rankin Inlet or from Yellowknife. In order to facilitate the mobilization of large quantities of equipment and supplies for exploration programs, a 5,000 ft airstrip (ice-strip) is constructed each spring on Sandspit Lake at Hayes Camp.

Climate

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July.

Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

Local Resources

Most services are available in Baker Lake, Kugaaruk, and Rankin Inlet, including: groceries; hotel accommodations; expediting services; and some camp supplies. Anything that is not locally available can be shipped in via daily scheduled air services.

The Rankin Inlet area is a hub of mining activity in the region. Exploration and mining suppliers and contractors are available from Manitoba and the Northwest Territories. General labour is readily available from the local communities.

Existing Infrastructure

There is no permanent infrastructure at the Committee Bay Project. Auryn maintains three camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity) and the Ingot Camp (10 person capacity). The Committee Bay Project also benefits from a 914 m, graded, esker airstrip at the Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, and 320m tundra airstrip at the Bullion Camp. A drill water system is maintained at the Three Bluffs site.

Since the release of the Amended 2017 Committee Bay Technical Report, the Company has added a fourth camp, the Crater Camp, which has a 20 to 40 person capacity.

History

Key historical events are:

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1961 and 1967: Mapping done in the area by the Geological Survey of Canada (“GSC”).

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1970: King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas. Follow-up work includes geophysics and detailed mapping, trenching, and sampling.

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1970, 1974, and 1976: Cominco Ltd. carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area.

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1971: The Aquitaine Company conducted airborne electromagnetic (EM) and magnetometer surveys.

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1972 to 1977: Detailed re-mapping of the area was done by the GSC.

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1979: Urangesellschaft Canada Ltd. carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area.

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1986: Wollex carried out geological mapping and rock sampling in the West Laughland Lake area.

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1992: GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group.

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1994: Channel sampling carried out over the Three Bluffs area but the results were lost.

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1996: Terraquest Ltd. conducted a high-resolution airborne magnetometer survey.

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1997 to 1998: P.H. Thompson Geological Consulting Ltd. conducted regional geological mapping in the Three Bluffs area.

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1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”).

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1992 to 2012: Apex Geoscience Ltd. (Apex) carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

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2015 and 2016, Auryn completed a total of 95 RAB holes for approximately 13,045 m and seven diamond drill holes for approximately 3,715 m on the Committee Bay Project.

Past Production

There has been no previous production from the Committee Bay Project.

Geology and Mineralization

The Committee Bay area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The CBGB, which hosts the gold occurrences discussed in the Amended 2017 Committee Bay Technical Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to Committee Bay. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to three metres near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

Exploration Status

2017 Exploration

The Three Bluffs deposit is at the Mineral Resource development stage. The remainder of the Committee Bay Project is at the early exploration stage.

During 2017, the Company announced the results from its Rotary Air Blast (“RAB”) drill program. The results received represent approximately 30,000 meters across approximately 150 drill holes targeting areas away from the existing Three Bluffs deposit. Highlights from the drilling are as follows:

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Aiviq prospect - 12.2 meters of 4.7g/t Au (including 3.05 meters of 18.09 g/t Au) intersected in an interpreted silicified shear zone;

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Aarluk prospect - 4.57 meters of 2.52 g/t gold was intersected in banded iron formation;

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West Plains prospect - 9.15 meters of 3.48g/t Au (including 6.1 meters of 4.93 g/t Au), 9.15 meters of 2.89g/t Au and 6.10 meters of 2.54g/t Au (including 1.53 meters of 7.48 g/t Au) all intersected in banded iron formation; and

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Inuk prospect - 25 meters of 1.15g/t Au (including 3.05 meters of 4.13g/t Au) 400 meters away from the historic intercept of 12.6 meters of 16.04 g/t Au within sulphidized banded iron formation.

2018 Exploration

During 2018, the Company drilled approximately 10,000 meters across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

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Aiviq – 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 meters of 1.54 g/t gold (including 6 meters of 3.3 g/t gold) 4.5 meters of 2.93/t Au, and 1.5 meters of 8.95/t Au;

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Kalulik – 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, four kilometers apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 meters at 0.4 g/t gold and 16.76 meters at 0.45 g/t gold; and,

●
Aarluk – 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 meters of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Exploration

During 2019, the Company followed up on the results from its 2018 program by completing the following:

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Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with Auryn’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

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Drill Program – A 2,700 meter diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 meters of 0.67 g/t gold, including 1.5 m of 5.03 g/t gold; and

●
IP Survey - A 27 line – kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

Committee Bay Rotary Air Blast (“RAB”) Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, Northwest Territories and Vancouver, BC for preparation and then to ALS Lab in Vancouver, British Columbia for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Mineral Resources

The Mineral Resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of Indicated Mineral Resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of Inferred Mineral Resources grading 7.64 g/t Au, containing 720,000 ounces of gold. Compared to the previous Mineral Resource estimate prepared by RPA in 2013, the tonnage has decreased and the grades have increased due to a higher cut-off grade based on the current metal price, exchange rate, and operating cost assumptions.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (ID3) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. A lower set of cut-off criteria were used for the open pit versus the underground to reflect the lower costs that should be incurred by mining from surface. To fulfil the resource criteria of “reasonable prospects for eventual economic extraction”, a preliminary pit shell was generated from the open pit model. Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Reserves

There are no mineral reserves on the Committee Bay Project.

Adjacent Properties

The Committee Bay Project is contiguous with claims held by various companies and individuals. None of the adjacent claims are known to host mineralized zones comparable to the Three Bluffs deposit. No reliance was placed on any information from adjacent properties in the estimation and preparation of the Mineral Resources reported in the Amended 2017 Committee Bay Technical Report. Adjacent properties are therefore not deemed material.

Conclusions

The Committee Bay Project is located within the granite-greenstone rocks of the Archean Prince Albert group, a component of the Rae Domain within the Western Churchill Province. The Three Bluffs gold deposit is characterized by a thick interval of iron formation that appears to form the nose of an upright isoclinal antiform. The majority of the gold mineralization is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sedimentary and volcanic rocks.

Drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results.

Exploration protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

The previous resource model prepared by RPA in April 2013 remains representative of the mineralization. There has been no new drilling in the immediate area of those resources. The cut-off grades were adjusted based on an updated metal price, exchange rate, and operating cost assumptions and the updated Mineral Resource was assigned a new effective date of May 31, 2017.

Mineral Resources for the Three Bluffs deposit were estimated assuming combined open pit and underground mining methods. At cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground, Indicated Mineral Resources are estimated to total 2.07 Mt at an average grade of 7.85 g/t Au containing 524,000 ounces gold. At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.93 Mt at an average grade of 7.64 g/t Au containing 720,000 ounces gold. The open pit Mineral Resources were constrained by a preliminary pit shell generated in Whittle software. Underground Mineral Resources are reported at the high cut-off grade outside of the pit shell.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity and flotation followed by cyanide leaching of the concentrate. In RPA’s opinion, however, additional metallurgical testwork is warranted.

The Committee Bay Project covers virtually all of the Committee Bay supracrustal belt which hosts a regionally significant and highly prospective corridor for gold. Previous exploration on the Committee Bay Project did not effectively screen the large property holdings. Auryn’s exploration strategy is both successful and cost effective. Auryn’s work in 2015 and 2016, which covered approximately 85% of the current property holdings, was able to highlight 17 significant gold in till anomalies, several of which are located away from any previously known gold occurrences. There is good potential to discover additional mineralization and to add to the resource base on the property.

Recommendations

RPA has reviewed and concurs with Auryn’s proposed exploration programs and budgets. Phase 1 of the recommended work program will include a desktop review of the 2015 and 2016 exploration results in an effort to define the most effective exploration program to determine the source of the recently identified 17 gold in till anomalies. The field portion of Phase 1 will consist of boulder mapping, detailed infill till sampling, and ground magnetics to identify the highest probability targets which will be immediately drill tested. In addition to the target follow-up, Phase 1 exploration should include the completion of the regional till sampling and drone programs over the remaining 15% of the CBGB.

The Phase 1 program is anticipated to include collection of 17,000 detailed infill till samples and 2,350 regional till samples and completion of 1,200 km2 of drone coverage and 25,000 m of RAB drilling. The Phase 1 program is estimated to cost approximately $20 million. Details of the recommended Phase I program can be found in Table 1 below.

Table 1 – Proposed Budget – Phase 1
 Auryn Resources Inc. – Committee Bay Project

Item	$
PHASE 1
Head Office Expenses	228,000
Project Management/Staff Cost	2,462,000
Expense Account/Staff Travel	1,771,000
Lease Payments	157,000
Till Sampling	685,000
Ground Magnetics	200,000
Drone Surveying	93,000
RAB Drilling	4,863,000
Assaying/Analyses	1,084,000
Camp Costs	650,000
Air Support	5,936,000
Subtotal	18,129,000
Contingency	1,813,000
TOTAL	19,942,000

A Phase 2 exploration program, contingent on the results of Phase 1, will mainly consist of drilling. Initially, all of the Three Bluffs drill core should be re-logged so that controls on mineralization can be better understood. Following that, 5,000 m to 10,000 m of exploration diamond drilling is proposed at Three Bluffs to test for the continuity of high grade mineralization at depth and along strike from the current deposit. In addition to the focused work at Three Bluffs, it is recommended that any significant RAB drill intersections from the Phase 1 program be followed up with additional RAB drilling and focused diamond drilling. It is also anticipated that additional targets will be identified during the completion of the regional program and these will have to be targeted using a systematic approach, which includes boulder mapping, detailed infill till sampling, and ground magnetics.

The Phase 2 exploration program is anticipated to include the completion of both diamond and RAB drilling, along with the collection of surface samples. The recommended Phase 2 program is estimated to cost between $20 million and $25 million. Details of the recommended Phase 2 program can be found in Table 2 below.

Table 2 – Proposed Budget – Phase 2
 Auryn Resources Inc. – Committee Bay Project

Item	$
PHASE 2
Head Office Expenses	250,000
Project Management/Staff Cost	2,500,000
Expense Account/Staff Travel	1,800,000
Lease Payments	157,000
Till Sampling	500,000
RAB Drilling	2,000,000
Diamond Drilling	6,000,000
Assaying/Analyses	1,000,000
Resource Estimate Update	65,000
Metallurgical Test Work	100,000
Air Support	6,000,000
Camp Costs	700,000
Subtotal	21,172,000
Contingency	2,117,000
TOTAL	23,289,000

Since the publication of the Amended 2017 Committee Bay Technical Report, the Company has expended approximately $29 million on exploration costs under these recommendations (as discussed above). This work included an extensive regional and infill till geochemical campaign, an aerial imagery drone survey and over 40,000 meters of drilling discussed above. The Company views that the results from this exploration further support conclusions drawn in the Amended 2017 Committee Bay Technical Report and do not represent a material change to Committee Bay. The Company intends to continue its exploration in accordance with these recommendations with the continued testing of regional drill targets with the RAB drill and expansion drilling at the Three Bluffs deposit.

HOMESTAKE RIDGE PROJECT

Technical Report

On October 12, 2017, the Company filed a technical report entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated September 29, 2017 with an effective date of September 1, 2017 (the “Original 2017 Homestake Ridge Technical Report”) with respect to the Homestake Ridge Project located in the Skeena Mining Division, northwestern British Columbia, Canada. On November 3, 2017, the Company filed an amended and restated technical report with respect to its Homestake Ridge Project entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated October 23, 2017 with an effective date of September 1, 2017 prepared by David A. Ross, M.Sc., P.Geo. and Paul Chamois, M.Sc.(A), P.Geo. of RPA (the “Amended 2017 Homestake Ridge Technical Report”). The Amended 2017 Homestake Ridge Technical Report amended Section 6 of the Original 2017 Homestake Ridge Technical Report in order to clarify that (i) certain resources originally referred to as “Historical Estimates” had been reported in prior NI 43-101 technical reports, and accordingly were not “Historical Estimates” within the meaning of NI 43-101, and (ii) to remove reference to the previous historical 2013 resource estimate remaining current, given that the Original 2017 Homestake Ridge Technical Report and the Amended 2017 Homestake Ridge Technical Report provided an updated resource estimate with an effective date of September 1, 2017.

The purpose of the Original 2017 Homestake Ridge Technical Report and Amended 2017 Homestake Ridge Technical Report was to support the disclosure of an updated Mineral Resource estimate. RPA visited the property from August 26 to 28, 2017. The effective date of the updated Mineral Resource estimate is September 1, 2017.

The following information on the Homestake Ridge Project is a summary of both the Amended 2017 Homestake Ridge Technical Report and the Company’s exploration completed in the 2017 and 2018 exploration seasons since the report’s publication. The summary of the Amended 2017 Homestake Ridge Technical Report is qualified by reference to the Amended 2017 Homestake Ridge Technical Report in its entirety. Readers are encouraged to review the Amended 2017 Homestake Ridge Technical Report on SEDAR under the Company’s profile at www.sedar.com.

Project Description and Location
The Homestake Ridge Project covers 7,547.15 ha and is located approximately 32 km southeast of Stewart, British Columbia, and approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC. The property is located within NTS 1:50,000 scale topographic map 102/P13. It is centred at approximately 55° 45' 12.6" N latitude and 129° 34' 39.8" W longitude on Terrain Resource Integrated Management (TRIM) maps 103P072 and 103P073 and lies within Zone 9 of the UTM projection using the NAD83 datum.

Land Tenure

The Homestake Ridge Project comprises four non-contiguous blocks consisting of seven crown grants and 36 mineral claims covering a total area of 7,547.15 ha in the Skeena Mining Division. The crown grants include surface rights, while the mineral claims do not include surface rights.

On June 14, 2016, Auryn announced that it had entered into a binding letter agreement whereby it would acquire all the issued and outstanding common shares of Homestake Resource Corporation. On September 8, 2016, Auryn announced that it had completed a plan of arrangement and that Homestake had become a wholly-owned subsidiary of Auryn. Homestake holds a 100% interest in the Homestake Ridge Project, subject to various royalty interests on certain claims held by vendors, with some claims requiring annual royalty payments.

Accessibility

The Homestake Ridge Project is located 32 km southeast of Stewart, BC, at the southern extent of the Cambria ice field. Access to the Homestake Ridge Project from the town of Kitsault is by boat/barge to the community of Alice Arm. From there, an upgraded tractor trail follows an old railway bed for a distance of 32 km into the area of the past producing Dolly Varden silver mine, approximately four kilometres from the southern boundary of the Homestake Ridge Project. From there, overgrown mule trails lead to the historic workings of the Vanguard and Homestake areas of the Homestake Ridge Project. Helicopters are available for charter from either Prince Rupert, Terrace, or Stewart.

Climate

Climate in the area is classified as Oceanic or Marine West Coast and is characterized by moderately cool summers and mild winters with a narrower annual range of temperatures compared to sites of similar latitude. Climate data derived from the closest monitoring station (Nass Camp) indicates that temperatures range from an average low of -6.6°C in January to an average high of 21.6°C in July. The mean temperature for the year is 5.3°C.

The area receives 1,065 mm of precipitation each year (expressed in mm of water). Rainfall peaks in October with 165 mm. Snowfall is highest in December and January when accumulations are 92 cm and 91 cm respectively. The property is reported to be covered in snow from late September to late June. Precipitation and heavy fog often impact airborne access to the Homestake Ridge Project.

Local Resources

The Homestake Ridge Project is located north of the historic mining towns of Kitsault and Alice Arm. Both towns are located at Alice Arm, a branch of the Observatory Inlet and part of the Portland inlet system which hosts Canada’s most northerly, ice-free, deep sea port at Stewart.

Sprott Power Corp. (Sprott Power) initiated development of six hydroelectric projects in the Upper Kitsault Valley. To facilitate the construction, roads and bridges are being upgraded in that area. Sprott Power is also redeveloping shutdown hydroelectric utilities in the area including the Kitsault dam and powerhouse. The Government of British Columbia has announced the resurfacing of 18 km of Highway 113, which will improve access to Kitsault from Terrace.

Labour and supplies for the Homestake Ridge Project can be brought in from Terrace, which lies 185 km to the south, along Highway 113. Terrace has a population of 12,109 (2001 census) and hosts wide range of supplies, services, and trained labour. Terrace is serviced by three air carriers with daily scheduled flights.

Existing Infrastructure

There is no permanent infrastructure at the Homestake Ridge Project. A temporary camp capable of housing 40 people was established at 55°44.406’ N and 129°35.128’ W for the duration of the 2017 exploration program.

History

The Homestake Ridge Project comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917. In 1925, the original claims were given “Crown Grant” status.

In 1939, the property was optioned by British Lion Mines Ltd. British Lion Mines Ltd. conducted extensive trenching and excavated two (Smith and Myberg) adits, shipping eight tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn and 599 kg Cu from the Homestake group of claims. This is the only known production from the property.

In 1947, a cross-cut adit was begun on the Nero claim (operator unknown) that formed part of the Vanguard group. Work continued until the early 1950s when the claims were abandoned.

In 1964, Dwight Collison of Alice Arm staked the area, conducted surface trenching, limited underground work, and drilled seven holes for an aggregate of 58.2 m, on the Lucky Strike and Cascade claims which make up part of the Homestake group. In 1966, Canex Aerial Exploration Ltd. undertook an exploration program and in 1967, Amax Exploration conducted and extended examination of the Vanguard group.

In 1979, Newmont Exploration of Canada Ltd. optioned part of the property, which excluded the original Homestake and Vanguard claims and targeted near surface massive sulphides. Newmont Exploration of Canada Ltd. terminated the option in late 1980. Caulfield Resources Ltd. explored the Vanguard group in 1981, but no subsequent work was done.

Homeridge Resources Ltd. optioned the property in 1984, but no work was done. The claims were allowed to lapse in 1986, were re-staked and optioned to Cambria Resources Ltd., which completed geological mapping, lithogeochemical sampling, trenching and 4.3 line km of IP and resistivity surveys.

The ground was optioned to Noranda Exploration Company Limited. Between 1989 and 1991, Noranda Exploration Company Limited consolidated ground by optioning more area including the Cambria, Homestake, and Vanguard claims. Geological mapping and geophysical surveys were conducted and twelve diamond drill holes were cored for a total of 1,450.05 m.

Teck Resources Limited acquired the current Homestake Ridge property in 2000 via option agreements and staking. From 2000 to 2002, Teck Resources Limited conducted geochemical and geological surveys, trenching, and drilling for volcanogenic massive sulphide (VMS) deposits.

Homestake (formally Bravo Venture Group) optioned the property from Teck Resources Limited in 2003. Homestake’s work, prior to 2009, consisted of the compilation of historic data, the performance of geochemical and geophysical surveys, geological mapping, and the drilling of 27,289 m in 120 NQ2 and BTW diamond drill holes. In 2007, Homestake released a NI 43-101 compliant Mineral Resource estimate at a 0.5 g/t AuEq cut-off grade which totalled 11.9 Mt in the Inferred category grading 2.36 g/t Au, 15.0 g/t Ag, and 0.11% Cu.

From 2008 to 2009, Homestake resumed diamond drilling and was successful in confirming the known mineralized zones as well as discovering the Homestake Silver Zone located approximately 700 m to the southeast of the Main Homestake deposit.

In 2010, Scott Wilson RPA prepared an updated NI 43-101 compliant Mineral Resource estimate for the Homestake Ridge Project at a 3 g/t AuEq cut-off grade which totalled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 0.15% Cu and 2.34 Mt in the inferred category grading 4.62 g/t Au, 106 g/t Ag and 0.13% Cu.

From 2010 to 2012, Homestake completed additional surface exploration including further mapping, soil and rock sampling, 13.54 line km of IP surveying, and diamond drilling resulting in the identification of new exploration targets and the significant expansion of Mineral Resources estimate on the Homestake Ridge Project.

In April of 2011, Homestake announced the results of an updated Mineral Resource estimate at the Homestake Silver Zone by RPA, which resulted in a significant increase in the inferred resources of the previous estimate. The reported resource at a 3.0 g/t AuEq cut-off grade totalled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 4.1 Mt in the inferred category grading 4.62 g/t Au, 103 g/t Ag.

In 2011 a new discovery was made 800 m to the southwest of, and parallel to, the Main Homestake and Homestake Silver deposits. This area, known as the South Reef target was tested by three holes with all three intersecting +30 g/t Au mineralization.

During 2012, Homestake completed two phases of drilling focused on the delineation and extension of the South Reef target. The second phase of drilling was funded by Agnico Eagle Mines Limited as part of an option agreement (see below). The 2012 drilling was successful in identifying an approximate 250 m strike by 250 m down dip before ending in, or being offset by, a major fault structure. Mineralization is open along the strike to the northwest. Other targets remain on the property.

Agnico Eagle Mines Limited optioned the property from Homestake in 2012. From 2013 to 2014, Agnico Eagle Mines Limited completed exploration consisting of prospecting, reconnaissance geological mapping, soil sampling, a limited amount of ground geophysical (magnetics and IP) surveying and diamond drilling consisting of 16 holes totalling approximately 6,525 m. The drilling suggested that the Slide Zone is concordant with the Homestake Main and Homestake Silver zones and trends north northwesterly and dips steeply to the northeast. The option was subsequently terminated.

Past Production

In 1939, British Lion Mines Ltd. shipped eight tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn, and 599 kg Cu from the Homestake group of claims. This is the only known production from the Homestake Ridge Project.

Geology and Mineralization

The Homestake Ridge Project is located within a lobe of Upper Triassic to Middle Jurassic strata exposed along the western edge of the Bowser Basin within the Stikinia Terrane of the Intermontane Belt. Stikinia formed in the Pacific Ocean during Carboniferous to Early Jurassic (320 Ma to 190 Ma) and collided with North America during the Middle Jurassic.

The Homestake Ridge Project occurs within the metallogenic region known as the Stewart Complex. Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic and metamorphic rocks.

The Homestake Ridge Project covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group.

The Lower Hazelton rocks comprise fine-grained to feldspar-hornblende phyric volcanic and volcaniclastic rocks of andesite to latite/trachyte composition and may include some phases of hypabyssal monzonite. This lower stratigraphy of the Hazelton Group extends along the length of the Homestake Ridge from the Main Homestake Zone to the Vanguard Copper showings and is the host rock and footwall sequences to the three known mineral deposits, the Main Homestake, Homestake Silver and South Reef zones as well as numerous other showings.

The cessation of Hazelton volcanism and continued sub-basin development resulted in a rapid facies changes into calcareous sandstones, grits, and conglomerates progressing upwards to thinly laminated and alternating beds of black graphitic and pyritic mudstones and light grey siltstones or very fine-grained sandstones (possible “pyjama beds”) correlated to the Salmon River formation.

In the northern part of the property at the headwaters of Homestake Creek, rhyolitic volcanic rocks occur at the base of the Salmon River sediments.

The eastern part of the property is dominated by the Middle to Upper Jurassic Bowser Basin Group which conformably overlies the thin bedded graphitic argillites of the Salmon River formation.

Structure on the property largely reflects northeast-southwest compression that has continued from the Jurassic to present day. Recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy. Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension.

Exploration Status

2017 Exploration

During 2017, Auryn completed a limited amount of induced polarization surveying, a soil sampling program and a 15,000 meter diamond drill program. On December 12, 2017, the Company announced the results of its 15,000-meter core drilling program at the Homestake Ridge Project. The program targeted 2 of 7 target areas identified away from the existing deposits and was successful in identifying the plunge of the high-grade South Reef zone. Highlights include 30 meters of 2.00 g/t Au (including 4m @ 6.03g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 (including 2m @ 18.01 g/t Au), 18m of 1.29g/t Au (including 4m of 4.18g/t Au), 8m of 2.67 g/t Au (including 2m of 7.4 g/t), and 14m of 1.23g/t Au. These results identified the geometry of the high-grade mineralization at the South Reef main zone that remains open to the northwest and importantly have identified an emerging parallel high-grade structure (Upper zone) 175 meters to the north of the main zone. These results do not have a material impact on the Homestake Ridge Resource statement presented in Table 3.

2018 Exploration

During 2018, Auryn completed a 2,500 meter diamond drill program along strike from the South Reef deposit. Narrow zones of gold mineralization were encountered in several holes but the results were not deemed significant.

2019 Exploration

During 2019, the Company completed a 558 ln-km Versatile Time Domain (“VTEM”) magnetic and electromagnetic survey flown by Geotech Airborne Geophysical Surveys. The survey was flown over two distinct blocks covering the newly identified Bria target area as well as the southern KN HSR 1 mineral claim.

The remainder of the 2019 exploration program at the Homestake Ridge Project was focused on the newly identified Kombi and Bria targets. Field work comprised detailed soil and rock chip sampling. Results from the 2019 sampling program are currently being interpreted by the technical team to derive targets for further follow up programs.

Homestake Ridge Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au.

Analytical samples were taken by cutting NQ diameter core into equal halves on site and sending one of the halves to ALS Laboratories in Terrace, BC, Vancouver, BC or Thunder Bay, ON for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where AA23 results were > 5 g/t Au the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Mineral Resources

The current Mineral Resource estimate for the Homestake Ridge Project is summarized in Table 3 below.

Table 3 - Mineral Resource Statement as at September 1, 2017
Auryn Resources Inc. – Homestake Ridge Project
Classification	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

     Notes:
1.
CIM Standards were followed for Mineral Resources.
2.
Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.
3.
Assumptions used to calculate AuEq values are described in the Amended 2017 Homestake Ridge Technical Report.
4.
Mineral Resources are estimated using a long-term gold price of US$1,300 per ounce, and a US$/C$ exchange rate of 1.2.
5.
A minimum horizontal width of two metres was used.
6.
Bulk density ranges from 2.66 t/m3 to 2.85 t/m3 depending on the domain.

RPA updated the Mineral Resource estimate for the Homestake Ridge Project at a cut-off grade of 2 g/t (AuEq). Grades for gold, silver, copper, arsenic and antimony were estimated into the blocks using ID3 weighting. Three block models, one for each of the three main deposit zones, were created in 2013 using GEMS software. Block size for all models was 5 m x 5 m x 5 m. The wireframe models were constructed in Surpac by Homestake personnel working in consultation with RPA. The assay data comprised drilling and trench sampling results from programs conducted by Homestake.

The main areas of the deposit are the Homestake Main Zone, the Homestake Silver Zone, and the South Reef Zone. The Homestake Main Zone is the more copper-rich of the zones, with both gold-rich and silver-rich variants and an apparent trend of increasing copper grade with depth. The Homestake Main Zone consists of a broad corridor of sub-parallel anastomosing zones which strike approximately 137° and dip steeply to moderately to the northeast. Most of the zones dip at 75° to 80°, flattening to 45° in the central section between elevations 750 MASL and 900 MASL. Widths range from centimetre-scale to four metres in true thickness. Locally, the zones are observed to jog abruptly in a left-lateral sense which is attributed to cross-faulting. These disruptions can be 30 m or more. The Homestake Main Zone has been traced on surface and in drill intercepts for a strike length of 750 m, and a vertical extent of approximately 500 m.

Mineral Reserves

There are no Mineral Reserves at the Homestake Ridge Project.

Adjacent Properties

The Homestake Ridge Project is contiguous with claims held by a number of companies and individuals:

●
Dolly Varden Resources - located approximately 25 km north of Alice Arm, the Dolly Varden property comprises 9,374 ha and includes two former producing silver mines - the Dolly Varden Mine and the Torbrit Mine. The property is owned by Dolly Varden Silver Corporation, which holds surface rights over some of these mineral claims. The Dolly Varden property adjoins the southern boundary of the property and is underlain by similar a volcano-sedimentary stratigraphy belonging mostly to the lower and middle Jurassic Hazelton Group.

●
Kinskuch Property - Homestake optioned the claim group in March 2011. Homestake could earn an 85% interest by making advanced minimum royalty payments totaling $580,000 and spending $3,000,000 in work on the property over a four-year period. The remaining 15% interest could be purchased from the optionor for $2,000,000 and granting a 2% net smelter return (“NSR”) royalty, of which 1% may be purchased for $1,000,000. The vendors are an independent group that staked and previously explored the claims. Subsequently, Homestake let this option lapse and no longer has an interest in the property.

●
Avanti Mining Inc. - Located at the head of Alice Arm, the property is the host of the rehabilitated Kitsault open pit mine. The property is 100% owned by Avanti Kitsault Mine Ltd., a wholly owned subsidiary of Avanti Mining Inc. A 1% NSR is held by Aluminerie Lauralco Inc. which may be purchased for US$10 million within 90 days of the presentation of a bankable feasibility study.

Conclusions

The Homestake Ridge Project is located within the prolific Iskut-Stewart-Kitsault Belt which hosts several precious and base metal mineral deposits. Diverse mineralization styles include stratabound sulphide zones, stratabound silica-rich zones, sulphide veins, and disseminated or stockwork sulphides. Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism and commonly occurs with zones of pyrite-sericite alteration. Numerous genetic models can be proposed for the area and local deposits present a broad range of characteristics.

Drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results. Exploration protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.

RPA updated the Mineral Resource estimate for the Homestake Ridge Project using the block model dated December 31, 2012 and an AuEq cut-off grade based on adjusted metal price, exchange rate and operating cost assumptions. No new drilling information has been received within the resource area and therefore a new effective date of September 1, 2017 was assigned to the Mineral Resource estimate. Data from the drilling being carried out in the late summer and fall of 2017 is expected to be received in October or November of 2017, and the Mineral Resource model and statement will be updated.

Mineral Resources were estimated considering a potential underground mining scenario. At a cut-off grade of 2 g/t AuEq, Indicated Mineral Resources were estimated to total 0.624 Mt at average grades of 6.25 g/t Au, 47.9 g/t Ag, and 0.18% Cu. At the same cut-off grade, Inferred Mineral Resources were estimated to total 7.245 Mt at average grades of 4.00 g/t Au, 90.9 g/t Ag, and 0.11% Cu. There are no Mineral Reserves estimated on the Homestake Ridge Project.

The wireframe models of the mineralization have done a reasonably good job of segregating the various zones (domains) within the deposit. The sample statistics show that there are still multiple populations within some of the domains. In RPA’s opinion, this may be due to higher grade zones within the relatively lower grade wireframes. Additional interpretive work may be able to segregate these higher grade domains, which would result in more robust grade interpolations.

Results from metallurgical test work suggest that the expected recoveries from a combined gravity/flotation processing plant would be: 85% to 93% for gold; 75% to 88% for silver; 85% to 90% for copper.

Recommendations

Exploration work carried out at the Homestake Ridge Project by previous operators and Auryn has identified significant gold, silver and base metal mineralization. Previous operators focused on stratabound mineralization models similar to that of Eskay Creek. Homestake highlighted several key structures that appear to be the main control on mineralization throughout the property. Work expanded the previously known mineralization in addition to identifying previously unknown mineralization corridors within the Homestake Ridge Project boundaries. Following up on these structures and structural corridors is highly recommended. A two phase multi-year program is recommended to complete additional exploration and resource definition drilling followed by a preliminary economic assessment.

RPA has reviewed and concurs with Auryn’s proposed exploration programs and budgets. Phase 1 of the recommended work program will build on the results of the 2017 exploration program by expanding and infilling both newly discovered zones of mineralization as well as known deposits with the aim of completing an updated mineral resource estimate. To complete Phase 1, it is recommended that a 20,000 m diamond drilling program be completed. Details of the recommended Phase I program can be found in Table 4 below.

Table 4 - Proposed Budget – Phase 1
Auryn Resources Inc. – Homestake Ridge Project

Item	$
PHASE 1
Head Office Expenses and Property Holding Costs	500,000
Geologic and Support Staff Cost	2,000,000
Geophysical and Drone Surveys	250,000
Surface Sampling and XRF	500,000
Diamond Drilling	7,500,000
Assaying/Analyses	1,125,000
Camp Costs	650,000
Helicopter Support	2,500,000
Engineering and Baseline Studies	500,000
Subtotal	15,525,000
Contingency	1,552,500
TOTAL	17,077,500

A Phase 2 exploration program, contingent on the results of Phase 1, will also be diamond drill focused with the goal of determining the extent of mineralization around the existing deposits and increasing the confidence level in certain areas of the resource by way of additional in-fill drilling. The goal of the Phase 2 drilling would be to bring the resource to the point that it could support the preparation of a preliminary economic assessment in 2019. In addition to the resource targeted drilling, it is recommended that satellite mineralized zones be investigated to determine their significance as the Homestake Ridge Project advances. It is recommended that the Phase 2 program consist of 20,000 m of drilling in addition to environmental, engineering and metallurgical studies as required to support a preliminary economic assessment. Details of the recommended Phase 2 program can be found in Table 5 below:

Table 5 - Proposed Budget – Phase 2
Auryn Resources Inc. – Homestake Ridge Project

Item	$
PHASE 2
Head Office Expenses and Property Holding Costs	750,000
Geologic Staff and Support Staff Cost	3,000,000
Geophysical and Drone Surveys	250,000
Surface Sampling and XRF	350,000
Diamond Drilling	7,500,000
Assaying/Analyses	1,125,000
Engineering and Baseline Studies	1,500,000
Helicopter Support	2,500,000
Camp Costs	750,000
Subtotal	17,725,000
Contingency	1,772,500
TOTAL	19,497,500

Since the publication of the Amended 2017 Homestake Ridge Technical Report, the Company has expended approximately $10 million on exploration under these recommendations. This work has included a limited geochemical survey, approximately 16,000 meter of drilling (discussed in the above Exploration section) as well as the VTEM magnetic and electromagnetic survey flown in 2019. The Company views that the results from this exploration further support conclusions drawn in the Amended 2017 Homestake Ridge Technical Report and do not represent a material change to Homestake Ridge Project. The Company intends to continue its exploration of the project through further drilling of both the satellite targets which includes South Reef as well as further exploration drilling at the Homestake Main and Silver deposits.

The Company is currently in the process of preparing a NI 43-101 compliant preliminary economic assessment, which is expected to include an updated Mineral Resource estimate. The Company anticipates that the updated Mineral Resource estimate will not differ materially from current Mineral Resource estimate summarized in Table 3 above.

PERUVIAN EXPLORATION PORTFOLIO – SOMBRERO PROJECT

Technical Report

On March 14, 2019, the Company filed a technical report entitled “Technical Report on the Sombrero Project, Ayacucho Department, Peru” dated effective March 1, 2019 (the “Sombrero Technical Report”) with respect to the Sombrero Project located in the Ayacucho Department, Peru prepared by Andrew J. Turner, B.Sc., P. Geol. of APEX Geoscience Ltd (“APEX”).

The following information on the Sombrero Project is a summary of the Sombrero Technical Report. Readers are encouraged to review the Sombrero Technical Report filed on SEDAR under the Company’s profile at www.sedar.com.

Project Description, Location and Mineral Tenure

The Sombrero Project is located in southern Peru approximately 350 km southeast of Lima and 80 km south-southwest of the city of Ayacucho, the capital of the Ayacucho Department. The Sombrero Project straddles the districts of Sancos and Santiago de Lucanamarca and the Provinces of Huanca Sancos and Victor Fajardo. The approximate centre of the property is located at UTM coordinates 566,500 E, 8,478,500 N, (WGS 84 zone 18S), or latitude 13.762° S, longitude 74.385° W.

The Property comprises a total of 84 mineral concessions in 2 blocks. Of these concessions, 70 (or approximately 83% of the concession area) have had their title granted to their registered owner while the remaining 14 concessions (approximately 17% of the concession area) remain “in application”. Auryn is not aware of any reason that would prevent the granting of the concessions ‘in application’ as their respective areas were “open” (unclaimed) at the time of their application.

There are six (6) small gaps, or holes, within the main area of the Sombrero Project that correspond to pre-existing competitor’s claims (see Figure 2). As a result, the net size of the Sombrero Project is approximately 65,494.7 ha.

Figure 2 - Sombrero Project Mining Concessions

Property Ownership

The Sombrero Project is held by Sombrero Minerales either through direct ownership of the mineral concessions or through option agreements with third parties (see Table 6).

Table 6 - Sombrero Project Mineral Concessions Summary (as of March 1, 2019)

OWNERSHIP DESCRIPTION	REGISTERED OWNER	NUMBER OF CLAIMS	HECTARES
DIRECT	SOMBRERO MINERALES SAC1	71	66,500
ALTURAS/ SOMBRERO OPTION	ALTURAS MINERALS SA	6	4,600
MOLLECRUZ OPTION	INGRID PRADO	4	1,300
ACEROS OPTION	ACEROS AREQUIPA SA	3	600
TOTAL		84	73,000 65,494.7 NET HA
1 Concession Sombrero 15 is registered under the name of Corisur. Corisur has filed to have the concession transferred to Sombrero. This filing is still in process at the time of this report.

Subsequent to the date of the Sombero Technical Report, the transfer of concession Sombrero 15 from Corisur to Sombrero Minerales has been completed and the Company has staked an additional 10 concessions covering 8,700 hectares within the Sombrero Project area.

The Company’s district land package consists of 10 blocks covering over 130,000 hectares and comprising 159 mineral concessions. As of the date of this AIF, of the total concessions, 146 (or approximately 92% of the concession area) have had their title granted to their registered owner while the remaining 13 concessions (approximately 8% of the concession area) remain “in application”. Auryn is not aware of any reason that would prevent the granting of the concessions ‘in application’ as their respective areas were “open” (unclaimed) at the time of their application.

Original Alturas/ Sombrero Option

On June 28, 2016, Auryn entered into an option agreement (the “Alturas Option Agreement”) with respect to the Sombrero Project with Alturas Minerals Corp. (“Alturas”) whereby Auryn was granted the option to earn up to a 100% interest in the property. Initially, Auryn has an option to earn an 80% interest in the property by incurring US$2.1 million in exploration expenditures within five years and making payments to Alturas totaling US$200,000 within the first year of the agreement. When these payments and work requirements are achieved by Auryn, an 80:20 joint venture will be formed with respect to further exploration and development of the Sombrero Project with Alturas having a carried interest for one year, during which time Auryn will have the right to buy Alturas’ remaining 20% interest for US$5 million.

Mollecruz Option

On June 22, 2018, the Company acquired the rights to the Mollecruz concessions covering 1,300 ha and the “Good Lucky” prospect. Under the terms of an option agreement dated June 22, 2018, the Company may acquire a 100% interest in the Mollecruz concessions by completing US$3,000,000 in work expenditures and by making payments totaling US$1,600,000 to the underlying owner over a five year period. At signing, Auryn paid US$50,000 and upon exercise of the option, the underlying owner will retain 0.5% NSR royalty with an advance annual royalty payment of US$50,000 commencing after completion of this option.

Aceros Option

On December 13, 2018, Sombrero Minerales entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) which constitute an 80% option over three (3) key inlier concessions to the Sombrero Project. Under the terms of these agreements, Sombrero Minerales will initially option the concessions through a mining assignment and lease agreement to ultimately earn a right to form an 80:20 corporate joint venture after completing a series of cash payments (US$800,000) and work commitments (US$5,150,000) over a 5 year period. The joint venture will encompass the Aceros concessions and the Alturas/Sombrero option concessions.

If the option is exercised, Sombrero Minerales will hire an independent engineer to complete two preliminary economic scoping studies over a period of two years. These preliminary economic scoping studies will be a study of the existing magnetite deposits and of any identified non-ferrous (including Cu, Au, Ag, Mo) mineralization, respectively. If it can be shown that the net present value (“NPV”) of any non-ferrous deposit located within the joint venture area is greater than five times the NPV of the existing magnetite deposits within the Aceros concessions then an 80:20 corporate joint venture will be established using a newly-formed, jointly-owned Peruvian corporation.

In the event Sombrero Minerales is unable to show that the NPV of any non-ferrous deposit is greater than five times the NPV of the existing magnetite deposits, it can then attain an extension of up to three years if an NPV of at least US$100 million was shown, and Sombrero Minerales must pay Aceros an additional US$2 million for each year of extension.

Formation of the joint venture also requires that Sombrero Minerales first exercise its existing option rights with Alturas to acquire a 100% interest in the underlying concessions.

Once the joint venture is established, it will be governed by a shareholders’ agreement with specific provisions allowing for the dilution of non-contributing parties and drag-along and first refusal rights. In the event a non-contributing party’s interest drops below 10% it shall convert into a 2% NSR.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The property was accessed by the author during his site visit by driving south from the city of Ayacucho, which is serviced daily by commercial flights from Lima, amongst other cities. The town of Huanca Sancos, located immediately adjacent to (east of) the main area of interest at the Sombrero Project, was accessed by a 4 hour drive on paved roads starting on Highway 3S from Ayacucho. Huanca Sancos is currently being used by Auryn as their main base of operations for the project as it offers food and basic supplies, accommodations and a labour supply. The main Sombrero target area is located approximately 10km west of Haunca Sancos and is accessible via a number of gravel roads, which remain open year-round.

Climate

Weather in the area of the project is typical of high-altitude terrain at this latitude, where annual temperature fluctuations are limited. Daytime temperatures are typically cooler during the months of May to September with a rainy season generally extending from November to April. Temperatures vary between a few degrees centigrade (C) below zero during the night, up to 20°C during the day in the last months of the year. Snow is possible during the year but is not a significant issue and would not interfere with exploration or potential future mining activities.

Local Resources & Infrastructure

The main area of interest, located in the southern portion of the Sombrero Project, is located approximately 10km west-northwest of the town of Huanca Sancos. As previously mentioned, Haunca Sancos is the current base of operations for Auryn and offers basic services including electricity, food markets, internet access and accommodations. Local labour can be obtained from the villages of Huanca Sancos or Santiago de Lucanamarca.

Physiography

The project area expresses geographic features typical of the Altiplano with high plateau areas with gently rolling hills cut occasionally by relatively deeply incised, steep-walled river valleys. The topographic relief on the Property is between ~2900m and 4700m, with relief on the plateau areas generally more subdued ranging between 3900m and 4100m.

Historical Exploration Completed by Previous Companies

Prior to the date of the Alturas Option Agreement, Alturas completed exploration work at the Sombrero Project between 2007 and 2008 that comprised the following work items:

●
Geological mapping (1:25,000 scale) and Rock Grab Sampling (total 96 samples);

●
Ground Magnetics surveying (200m line spacing, covering the mapped area);and

●
IP (Induced Polarization) geophysical surveying (pole-dipole 3D array).

In addition, the Fierrazo iron skarn zone has seen historical and recent iron ore production. The Fierrazo prospect is located within the southern part of the Sombrero Project, approximately 3km to the northeast of the Sombrero Main area. The Fierrazo prospect is located on a ridge top within the older “Aceros HS 1” concession and was mined recently by Aceros Arequipa. This activity is evidenced by a number of shallow trenches and excavations and waste rock piles. Magnetite ore was apparently the focus of the recent small-scale production work and was trucked to Aceros Arequipa’s smelter close to the coastal port of Paracas.

Geological Setting

Geographically, the Sombrero Project is located in the Andean Cordillera (Cordillera Occidental) of south central Peru. The Sombrero Project is located along a the Condoroma High which runs through the central part of the Western Cordillera. The Andean Cordillera is the result of three major orogenic cycles: Precambrian, Palaeozoic to Early Triassic and Late Triassic to present. Although the two earlier cycles were important as they set up the crustal architecture of western south America, it is most recent (current) orogenic event that has produced the most significant copper and gold deposits found to date within the Peruvian Cordillera.

The Geology of the Sombrero Project includes;

●
Northwest-southeast striking and shallow-dipping folded sequences of Jurassic to Middle Cretaceous clastic and carbonate rocks. The oldest sedimentary sequences correspond to the middle-late Jurassic Yura Group, which is overlain unconformably by the middle Cretaceous Ferrobamba Formation (Fm.). Lower Cretaceous units of the Yura Group appear to be absent within the project area;

●
Eocene-Oligocene intrusive stocks of the AYBatholith. Intrusive rocks in the Property area are dominantly dioritic in composition, although in many zones the diorite is cut by abundant stocks and dykes of more felsic composition such as monzonite, granodiorite, aplite and potassium-feldspar-phyric pegmatite. Intrusive contacts range between bedding-parallel and sub-horizontal to strongly transgressive and sub-vertical; and,

●
Shallow-dipping volcanic rocks of the Miocene-Pliocene age Sencca Formation. This unit also unconformably overlies all earlier units, although in many places it is in fault contact with them.

Mineralization

Mineralization comprises large, sub-horizontal areas of intense iron oxide (magnetite and hematite) with amphibole-garnet developed in metasomatized Ferrobamba Formation (Fm.) limestones (exoskarn). Exoskarn occurs in areas immediately adjacent to the mapped extent of intrusive rocks and within the intrusives as interpreted possible roof pendants. Endoskarn comprises similar but narrower zones of iron oxide-rich skarn generally developed along north northwest-south southeast striking structures cutting through the dioritic-monzonitic intrusive rocks. Both the endo and exoskarn units contain varying amounts of late (?) Cu mineralization associated with silicified breccia, which appears to be related to increased Au grades. The Cu-Au zones were likely sulphide-bearing but surface weathering has removed most of the sulphide minerals, which have been replaced by often abundant Cu oxides. At the Good Lucky prospect, where several small surface pits and tunnels have been excavated into the mineralized zones, unoxidized skarn comprises massive coarse iron oxides with coarse-grained chalcopyrite.

Exploration

2016 to 2018 Exploration

Auryn acquired the Sombrero Project from Alturas in 2016. Since entering into the Alturas Option Agreement on the Sombrero Project, Auryn has completed a large regional stream sediment sampling (BLEG/Geochem) program, along with more focused programs on the Sombrero Project including; mapping, soil sampling, rock grab sampling, trenching and geophysical surveys.

Rock sampling highlights from the Sombrero Project’s prospect areas are as follows;

● Sombrero Main – Corrales area:	up to 193g/t Au and 16.0% Cu.
● Good Lucky area:	up to 5.12g/t Au and 4.29% Cu.
● Uchuy area:	up to 0.50g/t Au and 1.39% Cu.
● Totora area:	up to 5.07g/t Au and 3.14% Cu
● Milpoc area:	up to 8.75% Cu and 101g/t Ag

Recent continuous channel sampling in the southern portion of the Sombrero Main area has identified significant zones of Cu-Au mineralization (with <5m of dilution) including;

Trench 18-08:	234m of 0.28% CuEq (with some dilution) *,
Including	60m of 0.29% Cu Equivalent (CuEq) *
and an additional	99m of 0.46% CuEq *
Trench 18-09:	177m of 0.23% CuEq (with some dilution),
Including	105m of 0.30% CuEq *
Trench 18-15:	22m of 0.53% CuEq and 0.92g/t Au Equivalent (AuEq)**
and an additional	50m of 0.34% CuEq and 0.59g/t AuEq**
Trench 18-16:	64m of 0.27% CuEq and 0.46g/t AuEq**
and an additional	66m of 0.28% CuEq and 0.49g/t AuEq**
Trench 18-18:	30m of 1.93% CuEq and 3.34g/t AuEq***
and an additional	54m of 0.34% CuEq and 0.60g/t AuEq***
and an additional	24m of 0.73% CuEq and 1.26g/t AuEq***
* see Auryn Press Release dated June 19, 2018
** see Auryn Press Release dated September 5, 2018
*** see Auryn Press Release dated September 26, 2018.
(“dilution” includes zones >5m in length averaging < 0.1g/t Au or 0.1% Cu)
(2017 and 2018 Copper Equivalent Grades calculated using metal prices of $1300/oz of Au and $3.28/lb of Cu)

● 3-D interpretation of historical and recent magnetics and Induced Polarization (IP) geophysical data indicates that (magnetic and chargeability) anomalies extend to depth below the mineralization exposed at surface. Additional geophysical surveying is warranted in order to evaluate areas beneath the extensive volcanic cover across the Property to outline possible zones of sulphide mineralization for drill testing.

● There has been no drilling at the Sombrero Project to date. Drill testing of currently identified zones of mineralization and alteration is warranted.

● The majority of the exploration work conducted to date at the Sombrero Project has been focused on the original Alturas claim block, which comprises a small portion at the south end of the current Sombrero Project. Additional exploration work comprising trenching and additional ground geophysics is warranted at the Sombrero Main target area, as well as at the Good Lucky prospect area, in order to properly define targets for eventual drill testing.

● Stream sediment and soil sampling, and limited prospecting/rock sampling, has identified a number of compelling geochemical anomalies in the southern (Milpoc), central and northern portions of the Sombrero Project that warrant further exploration.

2019 Exploration

Highlights from the continuous channel sampling at the Fierrazo target include a combined width of mineralization of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold). The sampling helped further validate the potential 7.5 kilometers of strike length of high-grade exoskarn targets at the Sombrero Main area.

The Company analysed drill core from 8 historical drill holes, totalling 998 meters of drilling, from the Fierrazo target.. Highlights included 116 meters of 0.58% CuEq (0.42% Cu and 0.24 g/t Au), 90.4 meters of 0.51% CuEq (0.48% Cu and 0.05 g/t Au) and 51 meters of 0.53% CuEq (0.43% Cu and 0.16 g/t Au).. The results confirmed the copper-gold sulphide mineralization extends to depth underneath the area where surface channel sampling was conducted earlier in 2019.

Rock sampling at the Ccello prospect within the southern portion of the Sombrero district in southern Peru identified a 2-kilometer-by-1.5-kilometer high sulphidation alteration system. Highlights from the rock sampling program include silver values of 981 g/t, 72.1 g/t, 64.4 g/t, 40.6 g/t, 26.6 g/t and 20.5 g/t.

(2019 Copper Equivalent Grades calculated using metal prices of $1300/oz of Au and $3.00/lb of Cu)

Sample Preparation, Analyses and Security

The following section describes the sampling techniques, analytical procedures and sample security measures employed by Auryn during the execution of recent geochemical sampling programs at the Sombrero Project. Unless otherwise stated, all samples were analysed at ALS Laboratories in Lima, Peru. ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All sampling was conducted under the supervision of the Company’s geologists.

Soil Sampling

Gold in the 2016 soil samples was determined by an aqua regia extraction (50g sample) followed by an ICP-MS finish (Au-TL44 method). In addition, a multi-element ICP package (also following an aqua regia digestion) was performed on the samples.

Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential issues related to manual data entry. Individual soil samples comprised the collection of approximately 1kg of soil that was placed in individual paper sample bags marked with their respective sample numbers and into which a portion of the sample tag was placed (see above for Auryn’s sampling protocol). Samples were closed and secured in the field and were later catalogued and packaged for shipping to the laboratory in Lima in rice sacks with security seals attached. Sample shipments were sent to ALS in Lima by commercial carriers and security seal numbers and conditions were confirmed upon receipt of the shipments at the laboratory.

Rock (Grab) Sampling

All of the 2016 and 2017 rock samples were submitted to ALS Laboratories in Lima, Peru, for analysis. Gold in the 2016-18 rock samples was determined by a standard 30g fire assay (with an ICP finish) and a standard. Samples of obvious mineralization were assayed by fire assay with a gravimetric finish. The multi-element ICP geochemical analysis for the 2016 and 2017 rock samples was completed following aqua regia digestion whereas the 2018 rock samples were analysed following a 4-acid digestion.

Trench Sampling

The current trench sampling database includes 2473 samples. All of the 2016 and 2018 trench samples were submitted for analysis at ALS Laboratories in Lima, Peru. ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All of the samples were sent for gold fire assay with an atomic absorption (AA) finish. A 50g charge was assayed from each of the 2016 samples and a 30g charge was assayed from each of the 2018 samples. In addition, a multi-element ICP analysis was performed on all samples with the 2016 samples undergoing an aqua regia digestion and the 2018 samples undergoing a 4-acid digestion. When the multi-element ICP results received were greater or near 10,000g/t Cu, Zn or Pb, the assay was repeated with ore grade 4-acid digestion.

Data Verification

The following section details the QA/QC program employed by Auryn for the exploration program completed during 2016 to 2019, as well as the extent to which the author has verified the information with the Auryn exploration datasets.

Non-Analytical Data Verification

For non-analytical field data, Auryn has instituted protocols to ensure data integrity. Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential data input errors. The procedures employed are considered reasonable and adequate with respect of ensuring data integrity.

Analytical Data Verification

In reviewing the historical (pre-Auryn) and recent exploration work at the Sombrero Project, the author was able to examine archived analytical certificates for stream sediment, soil, rock grab and rock channel samples. There were no significant differences with respect to the Company’s databases and the archived analytical certificates. In the opinion of the author of this report, industry standard procedures have been used that are acceptable for ensuring the accuracy of all analytical data pertaining to exploration work conducted by Auryn.

Quality Assurance and Quality Control

Quality assurance sampling provides evidence to demonstrate that a project’s assay data is sufficiently precise and accurate to allow for confidence in any subsequent use of that data, including and especially for, resource estimation. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, describing, preparing, assaying and documenting the exploration samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical) precision (repeatability) and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

Mineral Processing and Metallurgical Testing

No metallurgical test work has yet been conducted on materials from the Sombrero Project.

Mineral Resource Estimates

There are currently no mineral resource or reserve estimates for the Sombrero Project.

Adjacent Properties

Although there are currently no significant mineral exploration or development projects in the immediate vicinity of the Sombrero Project, the three (3) most significant mineral deposits lying within a 200 km radius of the Sombrero property are the Los Chancas, Antilla and Trapiche deposits located at the west end of the currently established edge of the AY Belt;

●
The Los Chancas copper-molybdenum project lies 145km east-southeast of the Sombrero Project and is a Cu-Au porphyry discovered by Southern Peru Copper Corporation. The Los Chancas project is in the feasibility stage and has an unclassified resource of 545.2mT @ 0.59% Cu, 0.04% Mo and 0.04g/t Au (BN Americas, 2018),

●
The Antilla Cu-Mo project is located 170km east-southeast of Sombrero. Mineralization comprises a supergene enrichment blanket underlain by primary sulphide mineralization, both hosted in quartzite and sandstones layers, which is associated with an Andean-type copper-molybdenum porphyry system (Aarsen, 2018). The Antilla Cu-Mo project is owned by Panoro Minerals Ltd.; and,

●
The Trapiche Cu-Mo project lies 180km east-southeast of Sombrero. It is a Cu Porphyry system currently being explored by Compañia Minera Buenaventura. The Trapiche Cu-Mo project has an unclassified resource of 920 Mt @ 0.41% Cu with the cut-off grade of 0.15% (Yang et al., 2015).

Conclusion and recommendations

Based upon the author’s site visit and the results of the exploration work discussed in the Sombrero Technical Report, it is the opinion of the author that the Sombrero Project is a “Property of Merit” warranting significant continued exploration work including work at Minas Nioc, Good Lucky, Fierrazo, Totora, Uchuy, and Milpoc. The estimated cost of the recommended work programs at the Sombrero Project is $8.19 million, a tabulated summary of which is provided in Table 7.

Table 7 – Estimated Expenditure Requirements for Recommended Exploration Work

Additional Fieldwork
Drone Orthophoto & DEM Survey				$100,000
Soil Sampling				$400,000
Prospecting (Rock Sampling)				$100,000
Geological Mapping & Consulting				$100,000
Geophysical Surveying (Mag and IP) and Interpretation				$500,000
Trenching & Trench Sampling				$400,000
Drilling	Total (m)	Estimated Al-in Cost
Drilling - Sombrero Main (Corrales-Sombrero, Minas Nico, Fierrazo)	10,000	$350	/m	$3,500,000
Drilling - Good Lucky prospect	2,500	$350	/m	$875,000
Drilling - Other Targets (Uchuy, Totora, Milpoc)	2,500	$350	/m	$875,000
Administrative/General
Administration and Project Management				$150,000
Bonding / Permitting / Environmental Studies				$150,000
Earthwork / Reclamation (access roads/drill pads)				$75,000
Property Maintenance & Payments				$208,000

			sub-total	$7,433,000
			Contingency	$754,500

			Grand Total	$8,187,500

In addition to certain general and administrative costs, such as the required payment of approximately $219,000 in concession maintenance fees, there are still large areas throughout the Sombrero Project that require basic exploration work. Additional prospecting (rock sampling) and geological mapping is required in several areas in the northern part of the Sombrero Project. Regional soil sampling programs are warranted to expand the extensive sampling completed in the southern part of the Sombrero Project, as well as extending the sampling at the Good Lucky – Totora - Uchuy corridor and the sampling to the south, at the Milpoc prospect.

Additional work is also required at the known prospect areas to evaluate and potentially expand the currently identified areas of alteration and mineralization. Additional trenching is required at the Sombrero Main – Corrales prospect areas, as well as at the Good-Lucky prospect. Most importantly, a significant expansion of ground geophysical work (magnetics and IP) is required in order to define targets for drill testing, particularly in areas where recent volcanic deposits cover the prospective intrusions and their host sedimentary rocks.

The recommended work program also includes a significant amount of drilling at the Sombrero Main – Corrales area as well as the Good Lucky prospect. Initial drill testing of these areas/prospects is warranted at this time based upon current exploration results and is not contingent upon the results of the recommended fieldwork programs discussed above. Initial drill testing of the Sombrero Main – Corrales area will require a program on the order of 10,000m comprising 35 holes drilled to depth of between 250-300m in order to test the full depth extent of IP anomalies. Similarly, a drill program on the order of 2,500m comprising 8-10 holes drilled to depth of between 250-300m is recommended for the initial drill testing of the Good Lucky prospect. Drilling of 8-10 holes between 250-300m at Uchuy, Totora, and Milpoc is recommended to test the results obtained.

As discussed above, the estimated cost of the recommended work programs, including general and administrative items and a contingency, is approximately $8.19 million. All of the items discussed above and listed in Table 7, as recommended in the Sombrero Technical Report, continue to be warranted as at the date of AIF and none is contingent upon the results of any of the others. As a further recommendation, it would be prudent for Auryn to plan on second phase of work comprising additional trenching and drilling of 20,000m – 30,000m likely to cost in excess of $9 million. However, this work would be conditional and would be based upon the results of the first phase of work.

PERUVIAN EXPLORATION PORTFOLIO – HUILACOLLO PROPERTY

Project Description, Location and Mineral Tenure

The Huilacollo epithermal property (the “Huilacollo Property”) is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well-defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m @ 2.14 g/t.

Acquisition transactions:

●
In June 2016, Corisur acquired the Huilacollo 1 and Huilacollo 2 concessions (2,000 ha) through an option agreement with a local Peruvian company, Inversiones Sol S.A.C. (the “Huilacollo Option”). Under the Huilacollo Option, Corisur may acquire 100% interest of the Huilacollo Property, subject to an NSR, and through a combination of work expenditures and cash payments that total US$15.75 million, as detailed in Table 8 below. The Huilacollo NSR is 1.5% and 2.5% for precious metals and base metals, which is buyable for US$2.5 million and US$7.0 million, respectively;

Table 8 – Huilacollo Option Expenditures and Cash Payments

Due Dates	Payment Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	COMPLETED	250	-
May 11, 2018	COMPLETED	500	2,000
May 11, 2019	COMPLETED*	-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

* As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

●
In August 2017, Corisur acquired 3 additional concessions (1,100 ha) through transactions with private Peruvian owners; the concessions are known as the Tacora, Tacora Sur and Andamarca concessions. Corisur can acquire 100% interest in the three concessions with direct payouts, and the concessions are subject to individual royalties:

o
Under the terms of the Tacora acquisition agreement, the Company paid US$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for US$0.5 million; and

o
Under the terms of the Andamarca acquisition agreement, the company paid US$450,000 on signing of the Public Deed transferring the concession in favor of Corisur. The Andamarca concession is subject to 1.5% NSR, 50% of which is buyable for US$2.5 million.

The Huilacollo Property is located within a special economic zone situated within 50km of the Peruvian border. As a non-resident company, Auryn’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. Auryn is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to exercising it rights to take ownership over Corisur.

Exploration

Recent work by Corisur has demonstrated that geophysics, specifically IP surveys, have assisted in expanding the silicified target zones, which are manifested as high resistivity and low to moderate chargeability anomalies. The Cerro Andamarca target is a 700 x 700 m shallow resistivity anomaly that has to date only been explored by drilling on its eastern margin where the mineralization outcrops on the hill crest over an area of 400 x 200 m. The Andamarca Norte target is a 1,100 x 350 m, shallow resistivity anomaly that again has only been explored by widely spaced drilling on its eastern extremity and contains widespread gold in soil, rock and talus samples. Further sampling along with additional ground geophysical surveys are warranted for Cerro Andamarca and Andamarca Norte.

Extensive soil/talus sampling by Corisur across the southern two thirds of the Huilacollo Property area in 2016 has identified significant precious metal geochemical anomalies at Cerro Huilacollo, Cerro Colorado and Cerro Soroche. The soil/talus precious metal anomalies warrant follow-up exploration including further sampling, trenching, ground geophysical surveys followed by drilling.

2018 Exploration

On April 13, 2018, the Company announced the results from the initial five holes of drilling at its Huilacollo Project. The highlight from the program was hole 17HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project. Further drilling will expand upon this step out and target the surface mineralization discovered on the Tacora concession at depth.

Adjacent Properties

The most significant nearby property of interest is the Pucamarca Gold-Silver Mine owned by Minsur S.A., which is located 15 km southeast of the Huilacollo Property up against the Peru-Chile border in Tacna Province, Southern Peru. The Pucamarca Mine was put into production in 2012 with its first gold produced in early 2013. The initial mineable mineral resource for the project upon start-up was listed at 34.24 million tonnes with an average grade of 0.72 g/t Au and 6.72 g/t Ag for a total of 793,000 troy ounces of gold and 7.7 million troy ounces of silver (BNAmericas report dated August 28, 2009). No details for the resource are reported.

A little more distant is the Santa Rosa and Cerro Tucari mines of Aruntani S.A.C. located approximately 100 km to the northwest of the Huilacollo Property. The mineralization at these two mines was discovered in 1997 and 2000, respectively, with commencement of production in 2002 and 2004, respectively. The two mines are still in production and were producing in the early years at roughly 100,000 ounces per annum for Santa Rosa and 200,000 ounces per annum for Cerro Tucari.

PERUVIAN EXPLORATION PORTFOLIO – CURIBAYA PROJECT

Project Description, Location and Mineral Tenure

Auryn acquired the original Curibaya concessions through a series of staking programs in 2016. On August 2, 2019, the Company added to the Curibaya Project by acquiring the rights to adjacent concessions being the Sambalay and Salvador mineral concessions.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C. to acquire the Sambalay and Salvador concessions, the Company paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

Collectively, the Curibaya Project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and is accessible by road in 2 hours. The project lies 11 km south of the Incapuquio regional fault, which is viewed as a major control on the emplacement of mineralized porphyries in the region and are within a mineral trend that hosts some of Peru’s largest porphyry deposits, including Freeport McMoRan’s Cerro Verde deposit, Southern Copper’s Cuajone and Toquepala deposits and Anglo American’s Quellaveco deposit.

Exploration

Since acquiring the Sambalay and Salvador concessions in August 2019, the Company completed a reconnaissance rock sampling program which sampled high-grade mineralization throughout a 1.5 km by 4.5 km quartz – sericite – pyrite alteration system. Followed up geological mapping and additional rock and channel sampling resulted in the collection of 481 rock samples, 87 channel samples and 9 stream sediment samples. Highlights from the 2019 and 2020 sampling include up to 7,990 g/t silver, 17.65 g/t gold and 6.97% copper.

Through geological mapping a series of rhyolite to dacite flow dome complexes have been identified which the Company believes may be the sources of the widespread, high-grade precious metal veins sampled to date.

The Company plans to develop drill targets through continued geological and alteration mineral mapping, targeted rock sampling along the margins of the dome complexes and ground based and airborne geophysical surveys.

PERUVIAN EXPLORATION PORTFOLIO - BAÑOS DEL INDIO

Project Description, Location and Mineral Tenure

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company could acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Despite the Company acting in good faith in its negotiations with the community, the Company was unable to reach an access agreement with the local community in order to initiate its exploration program on the Baños properties and as such the Company chose to terminate the Baños Option in accordance with the agreement. On February 7, 2020, the Company formally gave notice to the option holder that it was terminating the agreement effective March 8, 2020.Exploration

The Company was not able to obtain access to the property in order to conduct any material exploration within the Baños del Indio claims which is why the option was terminated effective March 2020.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Auryn’s authorized capital consists of an unlimited number of common shares without par value. The Company is also authorized to issue an unlimited number of preferred shares. There are no preferred shares issued and outstanding as at the date of this AIF.

As at the date of this AIF, there are 104,681,775 Common Shares issued and outstanding. There are no special rights or restrictions attached to the Common Shares. The following is a summary of the material provisions that attach to the Common Shares:

●
Each Common Share entitles the holder to one vote at all meetings of Auryn’s shareholders;

●
The holders of Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares;

●
If Auryn is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Auryn’s assets among shareholders for the purpose of winding-up its affairs, the holders of Common Shares are entitled to receive Auryn’s remaining property; and

●
There are no constraints imposed on the ownership of the Common Shares.

Preferred Shares

There are no preferred shares issued and outstanding as at the date of this AIF. Preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of preferred shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred shares generally rank in priority over common shares and any other shares ranking by their terms junior to the preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Stock Options

Auryn maintains a Rolling Stock Option Plan (the “Option Plan”) providing for the issuance of stock options up to 10% of the Company’s issued and outstanding Common Shares (on an as-converted basis) at the time of the grant. Auryn may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

As at the date of this AIF, the following stock options are outstanding under the Option Plan:

Table 9 – Outstanding Stock Options

Number of Options	Exercise Price	Expiry Date
915,000	$1.30	August 17, 2020
2,085,000	$2.63	June 20, 2021
440,000	$3.22	January 10, 2022
651,875	$1.42	June 20, 2023
900,000	$1.42	June 26, 2023
200,625	$1.36	Feb 7, 2024
2,755,000	$1.96	April 9, 2024
70,000	$1.82	August 21, 2024
170,000	$1.82	November 20, 2024

Common Share Purchase Warrants

In connection with the Bridge Loan, the Company issued 500,000 common share purchase warrants to the Lender. Each warrant is exercisable into one Common Share at a price of $2.00 per Common Share between September 12, 2020 and September 12, 2022.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed and posted for trading on the TSXV commencing October 17, 2008. Prior to the completion of Auryn’s Qualifying Transaction on February 23, 2011 the Common Shares traded on the TSXV under symbol “GET.P”. Upon completion of the Qualifying Transaction, Auryn changed its trading symbol to “GET”. On October 11, 2013, Auryn changed its name to Auryn Resources Inc. and began trading under the ticker symbol “AUG” on October 15, 2013. Starting from November 1, 2016, the Company’s Common Shares have been trading on the TSX under the symbol “AUG”. The Company’s Common Shares were traded on the OTCQX Marketplace under the symbol “GGTCF” from May 22, 2015 until its graduation to the NYSE American on July 17, 2017 trading under the symbol “AUG”.

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX for the months indicated.

Table 10 – Trading Price and Volume on TSX

	High	Low	Volume
Date	($)	($)	(no. of Common Shares)
March 1 through 19, 2020	1.73	1.00	2,277,440
February 2020	1.94	1.51	2,483,790
January 2020	1.90	1.59	2,587,640
December 2019	1.96	1.69	1,958,690
November 2019	2.08	1.68	2,797,160
October 2019	2.10	1.46	3,408,520
September 2019	1.88	1.58	2,413,330
August 2019	2.20	1.60	2,588,930
July 2019	2.32	1.98	2,197,610
June 2019	2.45	2.02	2,901,510
May 2019	2.29	1.90	2,094,590
April 2019	2.34	1.85	3,750,830
March 2019	2.08	1.52	2,871,990
February 2019	1.63	1.30	2,319,370
January 2019	1.46	1.16	2,783,190

Prior Sales

In the financial year ended December 31, 2019 and up until the date of this AIF, Auryn issued the following securities that were not listed or quoted on a stock exchange:

Date of Issuance	Number of Securities Issued	Issue/Exercise Price
April 9, 2019	2,755,000 Stock Options	$1.96
August 21, 2019	70,000 Stock Options	$1.82
September 12, 2019	500,000 warrants	$2.00
November 20, 2019	170,000 Stock Options	$1.82

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with Auryn, and principal occupation for the past five years of each of Auryn’s directors and executive officers, as well as the period during which each has been a director of Auryn.

The term of office of each director of Auryn expires at the annual general meeting of shareholders each year.

Table 11 – Directors and Executive Officers

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years(1)	Director Since (2)
IVAN BEBEK Executive Chairman & Director British Columbia, Canada	Executive Chairman & Director of Auryn;Co-Chairman & Director of Torq Resources Inc. (“Torq”)	November 2, 2009
SHAWN WALLACEPresident, CEO & DirectorBritish Columbia, Canada	President, CEO & Director of Auryn; Co-Chairman & Director of Torq; Director of Asanko Gold Inc. (“Asanko”); Past Chairman and CEO of Asanko	May 7, 2013
STEVE COOK(4) (5) (6) (8) DirectorBritish Columbia, Canada
Director of Auryn; Director of Torq; Practicing tax partner at law firm of Thorsteinssons LLP;Principal at SM Cook Legal Services Law Corporation;Past Director of Cayden; Past Director of Skeena Resources Ltd.;Past Director of SnipGold Corp.
October 28, 2013
GORDON J FRETWELL(3) (4) (5) (6) (8) DirectorBritish Columbia, Canada
Lead Director of Auryn; Solicitor of Gordon J. Fretwell Law Corporation; Director of Asanko.; Director & Secretary of Canada Rare Earth Corporation; Secretary of Oracle Energy Corp.; Secretary of Sokoman Iron Corp.; Secretary of Meritus Minerals Ltd.; Secretary of Quadro Resources Corp.; Secretary of Benton Resources Inc.; Secretary at Bell Copper Corporation; Secretary of Organimax Nutrient Corp.; Past Director of Coro Mining Corp; Past Director & Secretary of Quartz Mountain Resources; Past Director of Northern Dynasty Minerals Ltd.; Past Director of Lignol Energy Corporation;
October 28, 2013
ANTONIO ARRIBAS(7) Director Texas, USA
Director of Auryn; Professor at the University of Texas; Past Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan;Adjunct Professor at the University of Michigan; Adjunct Professor at James Cook University in Townsville, Australia; Past Vice President Geoscience at BHP Billiton Minerals Exploration; Past Senior Manager Geosciences at Newmont Mining Corp.
August 17, 2015
MICHAEL KOSOWAN(7) (8) Director British Columbia, Canada	Director of Auryn; President, CEO & Director of Torq; Past Investment Advisor of Sprott Private Wealth (Canada) and Sprott Global Resources Inc (USA)	November 30, 2016
JEFFREY MASON(4) (5) (6) Director British Columbia, Canada
Director of Auryn; Director of Torq;  Director of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.;Past Director of Libero Copper Corporation (Formerly Libero Mining Corporation);Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation);Past Director of Red Eagle Mining Limited, Past Director and Chief Financial Officer of Nickel Creek Platinum Corp.(formerly Wellgreen Platinum Ltd.); The balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

February 7, 2019
STACY ROWA(9)Chief Financial Officer British Columbia, Canada	Chief Financial Officer of Auryn (Past Corporate Controller); Chief Financial Officer of Torq (Past Corporate Controller)	N/A
MICHAEL HENRICHSEN(7) Chief Operating Officer British Columbia, Canada	Chief Operating Officer and Structural Geologist of Auryn;Director, President & Secretary of RV Mineral Exploration Consulting Ltd.;Past Structural Geologist at Newmont Mining Corp.	N/A
RUSSELL STARR SVP, Corporate Finance	SVP, Corporate Finance of Auryn; Director of TerraX Minerals Inc.; Director of Canada Nickel Company Inc.; Past President of BetterLife Pharma Inc.	N/A
DAVID SMITHSON VP, Exploration	VP, Exploration of Auryn.	N/A
CHRISTIAN RIOS(10) VP, Operations South America	VP, Operations South America of Auryn Resources; Past Business Development and Geology Manager for Stellar Mining; Past Strategic Advisor for BatteryOne Royalty	N/A

Notes:
(1)
The information as to province of residence and principal occupation, is not within the knowledge of Auryn, and has been individually provided by the respective directors and officers.
(2)
Each of Auryn’s directors were elected by Auryn’s shareholders at the annual general meeting held on June 7, 2018 to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. Auryn’s officers serve at the determination of Auryn’s Board.
(3)
Gordon Fretwell was appointed as Lead Director by the Company’s Nominating and Governance Committee on June 21, 2019.
(4)
Member of the Audit Committee.
(5)
Member of the Compensation Committee.
(6)
Member of the Nominating and Governance Committee.
(7)
Member of the Technical Committee
(8)
Member of the Mergers and Acquisitions Committee.
(9)
Stacy Rowa was appointed as Chief Financial Officer effective April 1, 2019, following the resignation of Peter Rees as Chief Financial Officer and Corporate Secretary of the Company.
(10)
Christian Rios is an Executive employee of Sombrero Minerales.
(11)
Daniel McCoy ceased to be a director of Auryn on June 5, 2019.

As at the date of this AIF, Auryn’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 14,021,774 Common Shares, being approximately 13.39% of Auryn’s issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Auryn was a director, chief executive officer or chief financial officer of any company (including Auryn), that:

(a)
was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)
was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Auryn, or a shareholder holding a sufficient number of securities of Auryn to affect materially the control of Auryn,

(a)
is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Auryn) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)
has been subject to:

1)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2)
any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Mr. Fretwell was a director of TSXV listed Lignol Energy Corporation (“Lignol”) from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, commencing on Jan 1, 2010 continuing to his resignation on June 22, 2018. On November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018 under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a US$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo.  Annibale defaulted on that commitment and as a result, the restructuring could not proceed.

Conflicts of Interest

Directors and officers of Auryn are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best knowledge of Auryn’s management, there are no legal proceedings involving Auryn or its properties as of the date of this AIF and Auryn knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Auryn by a court relating to securities legislation or by a securities regulatory authority during Auryn’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Auryn that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Auryn before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Auryn, there were no material interests, direct or indirect, of directors or executive officers of Auryn, any shareholder of Auryn who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Auryn or during the current financial year that has materially affected or is reasonably expected to materially affect Auryn, other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR

Auryn’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9.

AUDITOR

Deloitte LLP, Chartered Professional Accountants, 939 Granville St., Vancouver, BC, V6Z 1L3, is the current auditor of Auryn. Deloitte LLP has been the auditor of Auryn since October 28, 2015.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, no material contracts have been entered into by the Company during the financial year ended December 31, 2019 or before such time which are still in effect.

INTERESTS OF EXPERTS

Michael Henrichsen P. Geo., Chief Operating Officer of the Company is the Qualified Person that has reviewed and approved the scientific and technical information disclosed in this AIF.

Amended and Restated Committee Bay Technical Report

Mr. David A. Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc., is a person:

●
who is named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

●
whose profession or business gives authority to the report made by him.

Amended and Restated Homestake Ridge Technical Report

Mr. David Ross, M.Sc., P.Geo and Mr. Paul Chamois, M.Sc. (A), P.Geo., both of Roscoe Postle Associates Inc., with respect to the Amended 2017 Homestake Ridge Technical Report, are persons:

●
who are named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

●
whose profession or business gives authority to the report made by each of them.

Sombrero Technical Report

Andrew J. Turner, B.Sc., P. Geol of Apex with respect to the Sombrero Technical Report, is a person:

●
who is named in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and

●
whose profession or business gives authority to the report made by each of them.

To Auryn’s knowledge, none of Mr. Ross, Mr. Chamois and Mr. Turner holds, directly or indirectly, more than 1% of Auryn’s issued and outstanding Common Shares. Based on information provided by each of the experts named above, other than as disclosed in this AIF, none of Mr. Ross, Mr. Chamois and Mr. Turner, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Auryn or of any associates or affiliates of Auryn, or is or is expected to be elected, appointed or employed as a director, officer or employee of Auryn or of any associate or affiliate of Auryn.

Independent Auditor

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Auryn for the years ended December 31, 2019 and 2018. Deloitte is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The primary responsibility of the Audit Committee is that of oversight of thefinancial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with taxand securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as setout in this charter and/or such other matters as may be directed by the Board from time to time.The Audit Committee should exercise continuous oversight of developments in these areas.

The Company’s Audit Committee Charter can be viewed on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/ ..

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Gordon Fretwell and Jeffrey Mason. All current members of the Audit Committee are considered to be financially literate and all are independent.

Relevant education and Experience

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver, practicing primarily in the areas of corporate and securities law.

Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation.  Over the past 25 years he served on over 20 public company’s boards.  He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa.  In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category).  He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary.  Mr. Mason served as Director and Audit Chair for eight years at Coastal Contacts Inc. (sold to Essilor International in 2014).  He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016.  Mr. Mason also sits as the Board Chairperson, Interim President and Chief Executive Officer of Great Panther Mining Limited and an independent board member of Torq Resources Inc.  The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

Each member of the Audit Committee has:

●
an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
●
experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and
●
an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Fees incurred with Deloitte LLP, Chartered Professional Accountants (the “Auditor” or “Deloitte LLP”) for the years ended December 31, 2019 and December 31, 2018.

Table 12 – Audit Fees

Nature of Services	December 31, 2019	December 31, 2018
Audit Fees	$132.5	$165.5
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	$31.8
All Other Fees	Nil	Nil
Total	$132.5	$197.3

Notes:

1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2018 and 2019, the Audit Fees included fees incurred in connection with the certain securities filings.

2)
“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. In 2018, Tax Fees included fees for various tax advice and compliance in connection with the Company’s operations in Peru.

4)
“All Other Fees” include all other non-audit services.

 ADDITIONAL INFORMATION

Additional information relating to Auryn, including directors’ and officers’ remuneration and indebtedness, principal holders of Auryn’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com.